Exhibit 99.1

Interim Report
for the period ended September 30, 2021

Third Quarter 2021

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of September 30, 2021)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS Chair Suzanne Heywood	INDEPENDENT AUDITOR Ernst & Young Accountants LLP
Chief Executive Officer
Scott W. Wine(a)
Directors(b)
Léo W. Houle(2)(3)(*)
Howard W. Buffett(2)(3)(**)
Tufan Erginbilgic(2)(3)(**)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)
Lorenzo Simonelli(1)(**)
Vagn Sørensen(1)(**)
(1)    Member of the Audit Committee
(2)    Member of the Governance and Sustainability Committee
(3)    Member of the Compensation Committee
(*)    Independent Director and Senior Non-Executive Director
(**)    Independent Director
(a)    Mr. Scott W. Wine is Chief Executive Officer since January 4, 2021 and Executive Director since April 15, 2021.
(b)    Ms. Jacqueline A. Tammenoms Bakker and Mr. Jacques Theurillat members of the Board until April 15, 2021.
Disclaimer
All statements other than statements of historical fact contained in this filing, including statements under “2021 Outlook” and statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our 2021 Outlook and other financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures; including our proposed acquisition of Raven Industries, Inc.; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2020,
Board of Directors and Auditor 2

prepared in accordance with U.S. GAAP. Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise.
The impact of COVID-19 has already exacerbated, and is expected to further exacerbate, all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
Board of Directors and Auditor 3

INTERIM MANAGEMENT REPORT
(Unaudited)

GENERAL
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated under the laws of the Netherlands and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.
Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
▪North America: United States, Canada and Mexico;
▪Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, and Balkans;
▪South America: Central and South America, and the Caribbean Islands; and
▪Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, the African continent, and Middle East.
This Interim Report is unaudited.

Interim Management Report 4

Alternative performance measures (or “Non-GAAP financial measures”)
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the readers' ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS or U.S. GAAP and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS or U.S. GAAP.
Our non-GAAP financial measures are defined as follows:
▪Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services' results, Industrial Activities' financial expenses, restructuring costs, and certain non-recurring items. Such non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
▪Adjusted EBIT of Industrial Activities under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before Income taxes, Financial Services' results, Industrial Activities' interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items.
▪Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
▪Net Cash (Debt) and Net Cash (Debt) of Industrial Activities under EU-IFRS: Net Cash (Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). We provide the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.
▪Net Cash (Debt) and Net Cash (Debt) of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Cash (Debt) under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
▪Available Liquidity under IFRS: is defined as cash and cash equivalents (including restricted cash), undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).
▪Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Interim Management Report 5

RESULTS OF OPERATIONS
Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following commentary split by Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
COVID-19 Effects and Actions
The COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread continue to affect CNH Industrial’s business, results, cash flow and outlook. Governments in many countries where the Company operates, designated part of our businesses as essential critical infrastructure businesses. This designation allows CNH Industrial to operate in support of its dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
We remain cautious about future impacts on CNH Industrial's end-markets and business operations of restrictions on social interactions and business operations to limit the resurgence of the pandemic. CNH Industrial is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, its employees and the Company's results of operations, financial condition and cash flows in 2021. For additional risks related to the COVID-19 pandemic, see section "Risk Factors", paragraph "COVID-19 Risks" in our 2020 Annual Report prepared under EU-IFRS.
Planned spin-off of On-Highway business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles, powertrain, and the related financial services business), now named "Iveco Group", and "Off-Highway" (agriculture, construction, and the related financial services business) businesses in early 2022. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s assets (mainly equity interests) and liabilities relating to Iveco Group to a company (Iveco Group N.V.), whose shares will be allotted to CNH Industrial N.V. shareholders on a pro rata basis. Iveco Group N.V.'s common shares will be admitted by Borsa Italiana to the listing and trading on Euronext Milan by the effective date of the Spin-off. Execution of the transaction is subject to various regulatory approvals, admission to listing on Euronext Milan, and the approval of our shareholders at an Extraordinary General Meeting.
CNH Industrial did not classify the business that will be separated as assets held for distribution at September 30, 2021. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the organization, and certain financing and legal aspects of the transaction had not yet been finalized, being subject to the approval of specific Authorities, the final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders, as well as the admission to listing and trading of Iveco Group N.V. shares on Euronext Milan.
Proposed Acquisition of Raven Industries
On June 21, 2021, the Company announced that it entered into an agreement and plan of merger to acquire 100% of the capital stock of Raven Industries, Inc. ("Raven") for $58 per share, representing a $2.1 billion enterprise value. The transaction will be funded with available cash on hand of CNH Industrial. Closing is expected to occur in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals.
Raven is a diversified technology company providing a variety of products to customers within the industrial, agricultural, geomembrane, construction, commercial lighter-than-air, and aerospace and defense markets. Raven markets its products around the world and has its principal operations in the United States of America.
Global Supply Chain Disruptions
On October 13, 2021, CNH Industrial announced the temporary closure of several of its European agricultural, commercial vehicle and powertrain manufacturing facilities in response to ongoing disruptions to the procurement environment and shortages of core components, especially semiconductors. The global supply chain still shows increasing input costs and logistics pressures, with ongoing disruptions to the procurement environment forcing repeated reviews of production schedules. Critical conditions affecting the supply chain are expected to remain through the last quarter of the year and the Company can make no assurances that further temporary closures of its agricultural, commercial vehicle and powertrain manufacturing facilities will not be necessary.
Interim Management Report 6

Three Months Ended September 30, 2021 Compared to Three Months Ended September 30, 2020
Consolidated Results of Operations

	Three Months Ended September 30, 2021					Three Months Ended September 30, 2020
($ million)	Industrial Activities(1)	Financial Services	Elimination		Consolidated	Industrial Activities(1)	Financial Services	Elimination		Consolidated
Net revenues	7,565	448	(25)	(2)	7,988	6,110	404	(32)	(2)	6,482
Cost of sales	6,266	262	(25)	(3)	6,503	5,183	273	(32)	(3)	5,424
Selling, general and administrative costs	520	36	—		556	428	34	—		462
Research and development costs	310	—	—		310	271	—	—		271
Result from investments	28	6	—		34	16	9	—		25
Gains/(losses) on disposal of investments	9	—	—		9	—	—	—		—
Restructuring costs	22	—	—		22	5	—	—		5
Other income/(expenses)	(45)	(1)	—		(46)	(50)	(1)	—		(51)
Financial income/(expenses)	(67)	—	—		(67)	(89)	—	—		(89)
PROFIT/(LOSS) BEFORE TAXES	372	155	—		527	100	105	—		205
Income tax (expense) benefit	(30)	(47)	—		(77)	(5)	(28)	—		(33)
PROFIT/(LOSS) FOR THE PERIOD	342	108	—		450	95	77	—		172
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Elimination of Financial Services' interest income earned from Industrial Activities.
(3) Elimination of Industrial Activities' interest expense to Financial Services.

Net revenues
Net revenues were $7,988 million in the three months ended September 30, 2021, an increase of 23.2% (up 23.2% on a constant currency basis) compared to the three months ended September 30, 2020. Net revenues of Industrial Activities were $7,565 million in the three months ended September 30, 2021, an increase of 23.8% compared to the three months ended September 30, 2020 (up 23.8% on a constant currency basis), due to increases in all segments as a result of strong industry demand and price realization.
Cost of sales
Cost of sales were $6,503 million for the three months ended September 30, 2021 compared with $5,424 million for the three months ended September 30, 2020. As a percentage of net revenues of Industrial Activities, cost of sales was 82.8% in the three months ended September 30, 2021 (84.8% for the three months ended September 30, 2020), as a result of positive fixed cost absorption, partially offset by higher input cost.
Selling, general and administrative costs
Selling, general and administrative costs were $556 million during the three months ended September 30, 2021 (7.0% of net revenues), up $94 million compared to the three months ended September 30, 2020 (7.1% of net revenues), as costs returned to more normal levels from the pandemic-affected low levels experienced last year.

Interim Management Report 7

Research and development costs
In the three months ended September 30, 2021, research and development costs were $310 million ($271 million in the three months ended September 30, 2020) and included all the research and development costs not recognized as assets in the period amounting to $199 million ($151 million in the three months ended September 30, 2020), the amortization of capitalized development costs of $111 million ($113 million in the three months ended September 30, 2020), and no impairment losses ($7 million in the three months ended September 30, 2020). During the three months ended September 30, 2021, CNH Industrial capitalized new expenditures for development costs for $93 million ($78 million in the three months ended September 30, 2020). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $34 million in the three months ended September 30, 2021 ($25 million for the three months ended September 30, 2020) and included the positive impact of $13 million from the sales of investments by a joint venture accounted for under the equity method.
Gains/(losses) on disposal of investments
Gains/(losses) on disposal of investments were a gain of $9 million in the three months ended September 30, 2021 (nil in the three months ended September 30, 2020) representing the pre- and after-tax gain from the sale of a 30.1% interest in Naveco.
Restructuring costs
Restructuring costs for the three months ended September 30, 2021 were $22 million compared to $5 million for the three months ended September 30, 2020.
Other income/(expenses)
Other expenses were $46 million for the three months ended September 30, 2021 compared to $51 million in the three months ended September 30, 2020. In both periods, this item primarily included legal costs, indirect taxes and the benefit costs for former employees. In 2021, this item also includes a pre-tax gain of $30 million related to a healthcare plan amendment in the U.S. and $30 million separation costs in connection with the spin-off of Iveco Group.
Financial income/(expenses)
Net financial expenses were $67 million for the three months ended September 30, 2021 compared to $89 million for the three months ended September 30, 2020. The decrease was primarily attributable to a lower negative foreign exchange impact as well as average indebtedness.
Income tax (expense) benefit

	Three Months Ended September 30,
($ million)	2021	2020
Profit (loss) before taxes	527	205
Income tax (expense) benefit	(77)	(33)
Effective tax rate	14.6%	16.1%
Income tax expense for the three months ended September 30, 2021 was $77 million, compared to an income tax expense of $33 million for the three months ended September 30, 2020. The effective tax rates for the three months ended September 30, 2021 and 2020 were 14.6% and 16.1%, respectively. The 2021 effective tax rate was favorably impacted by changes to the Company’s expected geographic mix of pre-tax income and net discrete tax benefits. Excluding the impacts of restructuring costs, charges associated with the Company’s spin-off of its Iveco Group operations, charges for the pending acquisition of Raven Industries, the gain from a healthcare plan amendment in the U.S., the gain from the sale of a 30.1% interest in Naveco, and the gain from selling investments by a joint venture, the effective tax rate was 13% for the three months ended September 30, 2021. The 2020 effective tax rate reflects the positive impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets. These positive effects were partly offset by the negative effects of the inability to record tax benefits on pre-tax losses in certain jurisdictions. Excluding the impacts of the net discrete tax benefits and restructuring costs, the effective tax rate was 38% in the three months ended September 30, 2020.
Profit/(loss) for the period
Net profit was $450 million for the three months ended September 30, 2021 compared to a net profit of $172 million for the three months ended September 30, 2020, reflecting the solid performance of the period.
Interim Management Report 8

Industrial Activities Performance
The following tables show net revenues and Adjusted EBIT by segment. Also included is a discussion of results by Industrial Activities and each business segment.

Net revenues by segment

	Three Months Ended September 30,
($ million)	2021	2020	% change	% change excl. FX
Agriculture	3,568	2,711	31.6	31.3
Construction	773	576	34.2	33.5
Commercial and Specialty Vehicles	2,896	2,372	22.1	22.6
Powertrain	957	911	5.0	6.3
Eliminations and Other	(629)	(460)	—	—
Total Net revenues of Industrial Activities	7,565	6,110	23.8	23.8
Financial Services	448	404	10.9	9.9
Eliminations and Other	(25)	(32)	—	—
Total Net revenues	7,988	6,482	23.2	23.2

Adjusted EBIT by segment

	Three Months Ended September 30,
($ million)	2021	2020	Change	2021 Adjusted EBIT margin	2020 Adjusted EBIT margin
Agriculture	406	269	137	11.4%	9.9%
Construction	17	(42)	59	2.2%	(7.3)%
Commercial and Specialty Vehicles	48	(25)	73	1.7%	(1.1)%
Powertrain	37	59	-22	3.9%	6.5%
Unallocated items, eliminations and other	(67)	(67)	—	—	—
Adjusted EBIT of Industrial Activities	441	194	247	5.8%	3.2%
Net revenues of Industrial Activities were $7,565 million during the three months ended September 30, 2021, an increase of 23.8% compared to the three months ended September 30, 2020 (up 23.8% on a constant currency basis), due to increases in all segments as a result of higher volumes driven by strong industry demand, and price realization.
Adjusted EBIT of Industrial Activities was $441 million during the three months ended September 30, 2021, compared to an adjusted EBIT of $194 million during the three months ended September 30, 2020. The increase in adjusted EBIT was primarily attributable to year over year increases in Agriculture, Commercial and Specialty Vehicles and Construction segments.

Interim Management Report 9

The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-GAAP financial measure, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended September 30, 2021 and 2020.

	Three Months Ended September 30, 2021
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)						450
Less: Consolidated Income tax (expense) benefit						(77)
Consolidated Profit (loss) before taxes						527
Less: Financial Services
Financial Services Net income						108
Financial Services Income taxes						47
Add back of the following Industrial Activities items:
Financial expenses						67
Adjustments for the following Industrial Activities items:
Restructuring costs	2	13	6	1	—	22
Other discrete items(1)	—	—	(22)	—	2	(20)
Adjusted EBIT of Industrial Activities	406	17	48	37	(67)	441
(1) This item included the pre- and after-tax gain of $9 million from the sale of a 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column “Commercial and Specialty Vehicles”, a pre-tax gain of $30 million related to a healthcare plan amendment in the U.S., and $30 million separation costs in connection with the spin-off of the Iveco Group business, presented in column “Unallocated items, eliminations and other”.

	Three Months Ended September 30, 2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)						172
Less: Consolidated Income tax (expense) benefit						(33)
Consolidated Profit (loss) before taxes						205
Less: Financial Services
Financial Services Net income						77
Financial Services Income taxes						28
Add back of the following Industrial Activities items:
Financial expenses						89
Adjustments for the following Industrial Activities items:
Restructuring costs	2	1	1	1	—	5
Adjusted EBIT of Industrial Activities	269	(42)	(25)	59	(67)	194

Interim Management Report 10

Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the three months ended September 30, 2021 compared to the three months ended September 30, 2020:
Agriculture Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2021	2020	% change
North America	1,290	937	37.7
Europe	1,021	893	14.3
South America	630	371	69.8
Rest of World	627	510	22.9
Total	3,568	2,711	31.6
Net revenues for Agriculture were $3,568 million in the three months ended September 30, 2021, an increase of 31.6% compared to the three months ended September 30, 2020 (up 31.3% on a constant currency basis). Net revenues increased mainly due to higher industry demand, better mix and favorable price realization.
For the third quarter of 2021, worldwide industry unit sales were up in all key regions. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector and combines were up 29%. Industry volumes for under 140 hp tractors in North America were up 3%. European markets were up 5% and 55% for tractors and combines, respectively. In South America, tractor and combine demand increased 8% and 16%, respectively. In Rest of World, tractor demand decreased 7% and combine demand increased 28%.
Adjusted EBIT
Adjusted EBIT was $406 million in the three months ended September 30, 2021, an increase of $137 million compared to the three months ended September 30, 2020. The increase was driven by higher volume, favorable mix and positive price realization, partially offset by higher raw material and freight costs, as well as higher sale, general and administrative costs ("SG&A") and research and development ("R&D") spend from the pandemic-affected low levels for the corresponding period of 2020. Adjusted EBIT margin was 11.4% (9.9% in the three months ended September 30, 2020).
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the three months ended September 30, 2021 compared to the three months ended September 30, 2020:
Construction Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2021	2020	% change
North America	342	269	27.1
Europe	143	97	47.4
South America	153	85	80.0
Rest of World	135	125	8.0
Total	773	576	34.2
Net revenues for Construction were $773 million in the three months ended September 30, 2021, an increase of 34.2% compared to the three months ended September 30, 2020 (up 33.5% on a constant currency basis), as a result of higher volumes in all regions, driven by industry demand, higher shipments to dealers and distributors and better price realization.
Global demand for construction equipment was flat compared to the third quarter of 2020, with Heavy sub-segment up 2% and Light sub-segment down 2%. Demand increased 10% in North America and in Europe and 86% in South America, but decreased 13% in Rest of World where our presence is more limited.
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Adjusted EBIT
Adjusted EBIT was $17 million in the three months ended September 30, 2021, an increase of $59 million compared to the three months ended September 30, 2020. The improvement was due to favorable volume and mix and positive price realization, partially offset by higher product costs related to raw material and freight costs. Adjusted EBIT margin at 2.2%.
Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the three months ended September 30, 2021 compared to the three months ended September 30, 2020:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2021	2020	% change
North America	26	23	n.m.
Europe	2,228	1,922	15.9
South America	302	141	114.2
Rest of World	340	286	18.9
Total	2,896	2,372	22.1
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues were $2,896 million in the three months ended September 30, 2021, an increase of 22.1% compared to the three months ended September 30, 2020 (up 22.6% on a constant currency basis), primarily driven by higher truck volumes.
During the third quarter of 2021, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 6% compared to the same period in 2020. In Europe, the Light Commercial Vehicles ("LCV") market (GVW 3.5-7.49 tons) decreased 11% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 6%. In South America, new truck registrations (GVW ≥3.5 tons) increased 34% over the same period of 2020, with an increase of 34% in Brazil and an increase of 36% in Argentina. In Rest of World, new truck registrations increased by 6%.
In the third quarter of 2021, our estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.3%, up 1.8 percentage points ("p.p.") compared to the third quarter of 2020. Our market share in the South American truck market in the third quarter of 2021 was 10.7%, down 1.0 p.p. compared to the third quarter of 2020.
Commercial and Specialty Vehicles delivered approximately 36,300 vehicles (including buses and specialty vehicles) in the third quarter of 2021, up 27% compared to the third quarter of 2020. Volumes were 22% higher in LCV and 58% in M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were up 19% in Europe, and up 85% and 21% in South America and in Rest of World, respectively.
In the third quarter of 2021, the ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.87. In the third quarter of 2021, truck order intake in Europe increased 68% compared to the third quarter of 2020, with an increase of 61% and 89% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT was $48 million in the three months ended September 30, 2021, an increase of $73 million compared to the three months ended September 30, 2020. The improvement was driven by higher volumes and positive price realization, partially offset by higher raw material costs, as well as higher freight and rework costs due to components shortages. Adjusted EBIT margin was 1.7% in the three months ended September 30, 2021.

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Powertrain
Net revenues
Powertrain's net revenues were $957 million in the three months ended September 30, 2021, an increase of 5.0% compared to the three months ended September 30, 2020 (up 6.3% on a constant currency basis), due to higher captive shipments and favorable mix, partially offset by lower sales volume to external customers. Sales to external customers accounted for 37% of total net revenues (53% in the three months ended September 30, 2020).
During the third quarter of 2021, Powertrain sold approximately 110,600 engines, a decrease of 10% compared to the third quarter of 2020. In terms of customers, 36% of engine units were supplied to Commercial and Specialty Vehicles, 20% to Agriculture, 8% to Construction and the remaining 36% to external customers. Additionally, Powertrain delivered approximately 14,400 transmissions and 43,200 axles, an increase of 20% and 37%, respectively, compared to the third quarter of 2020.
Adjusted EBIT
Adjusted EBIT was $37 million for the three months ended September 30, 2021, a decrease of $22 million compared to the three months ended September 30, 2020. Favorable mix, positive price realization and lower quality costs were more than offset by unfavorable raw material costs, higher freight costs due to logistics constraints, and higher SG&A costs from the relatively low levels of the pandemic affected previous year. Adjusted EBIT margin was 3.9% in the three months ended September 30, 2021 (6.5% in the three months ended September 30, 2020).

Financial Services Performance

	Three Months Ended September 30,
($ million)	2021	2020	Change
Net revenues	448	404	10.9%
Net income	108	77	31
Net revenues
Financial Services' net revenues totaled $448 million in the three months ended September 30, 2021, up $44 million compared to the three months ended September 30, 2020 (up 9.9% on a constant currency basis), due to higher used equipment sales, higher average portfolios in EMEA and Rest of World, partially offset by lower average portfolio in North America due to a reduction in wholesale financing. Retail loan and lease originations were up 7.1% reflecting higher Industrial Activities sales.

Net income
Net income of Financial Services was $108 million in the three months ended September 30, 2021, an increase of $31 million compared to the three months ended September 30, 2020, primarily due to lower risk costs, improved pricing and higher recoveries on used equipment sales.
In the third quarter of 2021, retail loan originations, including unconsolidated joint ventures, were $2.7 billion, up $0.2 billion compared to the third quarter of 2020. The managed portfolio, including unconsolidated joint ventures, was $26.2 billion as of September 30, 2021 (of which retail was 67% and wholesale 33%), up $1.4 billion compared to September 30, 2020. Excluding the impact of currency translation, the managed portfolio increased $1.3 billion compared to the third quarter of 2020.
At September 30, 2021, the receivables balance greater than 30 days past due as a percentage of receivables was 1.9% (2.4% as of September 30, 2020).

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Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020
Consolidated Results of Operations

	Nine Months Ended September 30, 2021					Nine Months Ended September 30, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Net revenues	23,118	1,332	(80)	(2)	24,370	16,250	1,329	(85)	(2)	17,494
Cost of sales	18,901	812	(80)	(3)	19,633	14,690	941	(85)	(3)	15,546
Selling, general and administrative costs	1,585	118	—		1,703	1,287	108	—		1,395
Research and development costs	918	—	—		918	826	—	—		826
Result from investments	74	20	—		94	16	21	—		37
Gains/(losses) on disposal of investments	8	—	—		8	—	—	—		—
Restructuring costs	34	—	—		34	17	—	—		17
Goodwill impairment loss	—	—	—		—	576	—	—		576
Other income/(expenses)	(137)	(6)	—		(143)	(158)	—	—		(158)
Financial income/(expenses)	(209)	—	—		(209)	(218)	—	—		(218)
PROFIT/(LOSS) BEFORE TAXES	1,416	416	—		1,832	(1,506)	301	—		(1,205)
Income tax (expense) benefit	(292)	(111)	—		(403)	160	(77)	—		83
PROFIT/(LOSS) FOR THE PERIOD	1,124	305	—		1,429	(1,346)	224	—		(1,122)
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Elimination of Financial Services' interest income earned from Industrial Activities.
(3) Elimination of Industrial Activities' interest expense to Financial Services.

Net revenues
Net revenues were $24,370 million in the nine months ended September 30, 2021, an increase of 39.3% compared to the nine months ended September 30, 2020 (up 35.8% on a constant currency basis). Net revenues of Industrial Activities were $23,118 million in the nine months ended September 30, 2021, an increase of 42.3% (up 38.5% on a constant currency basis) compared to the nine months ended September 30, 2020, due to increases in all segments, as a result of higher volumes driven by strong industry demand, and price realization.
Cost of sales
Cost of sales were $19,633 million for the nine months ended September 30, 2021, compared with $15,546 million for the nine months ended September 30, 2020. As a percentage of net revenues, cost of sales of Industrial Activities was 81.8% in the nine months ended September 30, 2021, compared to 90.4% for the nine months ended September 30, 2020, as a result of positive fixed cost absorption, partially offset by higher input costs. In the nine months ended September 30, 2020, cost of sales included $245 million of impairment charges against intangible and tangible assets, as well as $282 million asset optimization charges.
Selling, general and administrative costs
Selling, general and administrative costs were $1,703 million during the nine months ended September 30, 2021 (7.0% of net revenues), up $308 million compared to the nine months ended September 30, 2020 (8.0% of net revenues), as costs returned to more normal levels from the low levels experienced last year.
Research and development costs
In the nine months ended September 30, 2021, research and development costs were $918 million ($826 million in the nine months ended September 30, 2020) and included all the research and development costs not recognized as assets in the period amounting to $587 million ($420 million in the nine months ended September 30, 2020), the amortization of
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capitalized development costs of $331 million ($327 million in the nine months ended September 30, 2020), and no impairment losses ($79 million in the nine months ended September 30, 2020). During the nine months ended September 30, 2021, CNH Industrial capitalized new expenditures for development costs for $304 million ($233 million in the nine months ended September 30, 2020). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $94 million in the nine months ended September 30, 2021 ($37 million in the nine months ended September 30, 2020) and included the positive impact of $13 million from the sales of investments of a joint venture accounted for under the equity method.
Gains/(losses) on disposal of investments
Gains/(losses) on disposal of investments were a gain of $8 million in the nine months ended September 30, 2021 (nil in the nine months ended September 30, 2020) and primarily included the pre- and after-tax gain of $9 million from the sale of a 30.1% interest in Naveco.
Restructuring costs
Restructuring costs were $34 million in the nine months ended September 30, 2021 and $17 million in the nine months ended September 30, 2020.
Goodwill impairment loss
No goodwill impairment loss was recorded in the nine months ended September 30, 2021. In the nine months ended September 30, 2020 goodwill impairment loss was $576 million and represented the total impairment of goodwill allocated to Construction.
Other income/(expenses)
Other expenses were $143 million for the nine months ended September 30, 2021 compared to $158 million in the nine months ended September 30, 2020. In both periods, this item primarily included legal costs, indirect taxes and the benefit costs for former employees. In 2021, this item also includes a pre-tax gain of $30 million related to a healthcare plan amendment in the U.S. and $39 million separation costs in connection with the spin-off of Iveco Group.
Financial income/(expenses)
Net financial expenses were $209 million for the nine months ended September 30, 2021, compared to $218 million for the nine months ended September 30, 2020, and included a charge of $8 million related to the repurchase of all CNH Industrial Finance Europe S.A. outstanding notes due May 23, 2022. Excluding this charge, the decrease was primarily attributable to a lower negative foreign exchange impact as well as average indebtedness, partially offset by higher currency translation impact.
Income tax (expense) benefit

	Nine Months Ended September 30,
($ million)	2021	2020
Profit (loss) before taxes	1,832	(1,205)
Income tax (expense) benefit	(403)	83
Effective tax rate	22.0%	6.9%
Income tax expense for the nine months ended September 30, 2021 was $403 million, compared to an income tax benefit of $83 million for the nine months ended September 30, 2020, which was based on CNH Industrial's loss before taxes of $1,205 million in the period. The effective tax rates for the nine months ended September 30, 2021 and 2020 were 22.0% and 6.9%, respectively. The 2021 effective tax rate primarily reflects the Company’s full year estimated annual tax rate, which was calculated in accordance with the applicable jurisdictional tax laws. Excluding the impacts of restructuring costs, charges associated with the Company’s spin-off of its Iveco Group operations, charges for the pending acquisition of Raven Industries, the gain from a healthcare plan amendment in the U.S., the gain from the sale of a 30.1% interest in Naveco, the gain from selling investments by a joint venture, the charge from repurchase of notes, as well as discrete tax items, the effective tax rate was 21% in the nine months ended September 30, 2021. The 2020 effective tax rate reflects the inability to record tax benefits for pre-tax losses in certain jurisdictions and the goodwill impairment related to the Company’s Construction segment, the effects of which were partially offset by the impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets. Excluding the impacts of the impairment charge related to Construction goodwill, for which no income tax benefits were reported, asset optimization charges, other assets impairment charges, restructuring costs, other discrete charges, and the non-cash discrete tax benefits, income tax expense was $69 million in the nine months ended September 30, 2020, with an effective tax rate negative of 1.150%. The anomalous tax rate was primarily
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attributable to a near-zero ($6 million) pre-tax loss and the inability to record tax benefits on pre-tax losses in certain jurisdictions.

Profit/(loss) for the period
Net profit was $1,429 million for the nine months ended September 30, 2021, as a result of the strong performance from all segments. In the nine months ended September 30, 2020, net result was a loss of $1,122 million and included the pre- and after-tax goodwill impairment loss of $576 million, other assets impairment charges of $317 million ($261 million after-tax), and asset optimization charges of $282 million ($227 million after-tax).

Industrial Activities Performance
The following tables show net revenues and Adjusted EBIT by segment. Also included is a discussion of results by Industrial Activities and each business segment.

Net revenues by segment

	Nine Months Ended September 30,
($ million)	2021	2020	% change	% change excl. FX
Agriculture	10,586	7,491	41.3	39.1
Construction	2,237	1,418	57.8	55.6
Commercial and Specialty Vehicles	8,925	6,131	45.6	40.1
Powertrain	3,483	2,427	43.5	37.5
Eliminations and Other	(2,113)	(1,217)	—	—
Total Net revenues of Industrial Activities	23,118	16,250	42.3	38.5
Financial Services	1,332	1,329	0.2	-0.7
Eliminations and Other	(80)	(85)	—	—
Total Net revenues	24,370	17,494	39.3	35.8

Adjusted EBIT by segment

	Nine Months Ended September 30,
($ million)	2021	2020	Change	2021 Adjusted EBIT margin	2020 Adjusted EBIT margin
Agriculture	1,369	498	871	12.9%	6.6%
Construction	64	(211)	275	2.9%	(14.9)%
Commercial and Specialty Vehicles	232	(267)	499	2.6%	(4.4)%
Powertrain	216	100	116	6.2%	4.1%
Unallocated items, eliminations and other	(229)	(209)	-20	—	—
Adjusted EBIT of Industrial Activities	1,652	(89)	1,741	7.1%	(0.5)%
Net revenues of Industrial Activities were $23,118 million during the nine months ended September 30, 2021, an increase of 42.3% compared to the nine months ended September 30, 2020 (up 38.5% on a constant currency basis), due to higher volumes driven by strong industry demand, together with favorable price realization.
Adjusted EBIT of Industrial Activities was $1,652 million during the nine months ended September 30, 2021, compared to an adjusted EBIT loss of $89 million during the nine months ended September 30, 2020. The increase in adjusted EBIT was primarily attributable to all segments being up year over year.
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The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the nine months ended September 30, 2021 and 2020.

	Nine Months Ended September 30, 2021
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)						1,429
Less: Consolidated Income tax (expense) benefit						(403)
Consolidated Profit (loss) before taxes						1,832
Less: Financial Services
Financial Services Net income						305
Financial Services Income taxes						111
Add back of the following Industrial Activities items:
Financial expenses						209
Adjustments for the following Industrial Activities items:
Restructuring costs	9	14	9	2	—	34
Other discrete items(1)	—	—	(22)	—	15	(7)
Adjusted EBIT of Industrial Activities	1,369	64	232	216	(229)	1,652
(1)     This item included the pre- and after-tax gain of $9 million from the sale of a 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column “Commercial and Specialty Vehicles”, a pre-tax gain of $30 million related to a healthcare plan amendment in the U.S., and $39 million separation costs in connection with the spin-off of the Iveco Group business, presented in column “Unallocated items, eliminations and other”.

	Nine Months Ended September 30, 2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)						(1,122)
Less: Consolidated Income tax (expense) benefit						83
Consolidated Profit (loss) before taxes						(1,205)
Less: Financial Services
Financial Services Net income						224
Financial Services Income taxes						77
Add back of the following Industrial Activities items:
Financial expenses						218
Adjustments for the following Industrial Activities items:
Restructuring costs	9	3	4	1	—	17
Goodwill impairment loss	—	—	—	—	576	576
Other discrete items(1)	248	62	289	—	7	606
Adjusted EBIT of Industrial Activities	498	(211)	(267)	100	(209)	(89)
(1) This item included impairment of intangible and other long-lived assets, as well as asset optimization charges.

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Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020:
Agriculture Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2021	2020	% change
North America	3,634	2,662	36.5
Europe	3,446	2,613	31.9
South America	1,604	968	65.7
Rest of World	1,902	1,248	52.4
Total	10,586	7,491	41.3
Net revenues for Agriculture were $10,586 million for the nine months ended September 30, 2021, an increase of 41.3% compared to the nine months ended September 30, 2020 (up 39.1% on a constant currency basis). The increase was due to higher industry demand, better mix, and favorable price realization.
For the nine months ended September 30, 2021, worldwide industry unit sales for tractors were up 22% compared to the nine months ended September 30, 2020, while worldwide industry sales for combines were up 23%. In North America, industry volumes in the over 140 hp tractor market sector were up 31% and combines were up 20%. Industry volumes for under 140 hp tractors in North America were up 12%. European markets were up 19% and 21% for tractors and combines, respectively. In South America, the tractor market increased 24% and the combine market increased 28%. Rest of World markets increased 25% and 22% for tractors and combines, respectively.
Adjusted EBIT
Adjusted EBIT was $1,369 million in the nine months ended September 30, 2021, an increase of $871 million compared to the nine months ended September 30, 2020. The increase was driven by higher volumes, favorable mix, and positive price realization, partially offset by higher raw material and freight costs, and SG&A and R&D costs returning to more normal levels from the low levels experienced in the previous year. Adjusted EBIT margin was 12.9% (6.6% in the nine months ended September 30, 2020).
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020:
Construction Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2021	2020	% change
North America	994	600	65.7
Europe	443	277	59.9
South America	359	222	61.7
Rest of World	441	319	38.2
Total	2,237	1,418	57.8
Net revenues for Construction were $2,237 million in the nine months ended September 30, 2021, an increase of 57.8% compared to the nine months ended September 30, 2020 (up 55.6% on a constant currency basis), as a result of higher volumes driven by industry demand, higher shipments to dealer, channel destocking actions in 2020, and better price realization.
Global demand in construction equipment increased in both Heavy and Light sub-segments, with Heavy up 23% and Light up 19%. Demand increased 24% in North America, 21% in Europe, 91% in South America and 16% in Rest of World.

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Adjusted EBIT
Adjusted EBIT was $64 million in the nine months ended September 30, 2021, an increase of $275 million compared to the nine months ended September 30, 2020. The improvement was due to favorable volume and mix, positive price realization, and positive fixed cost absorption, partially offset by higher raw material and freight costs. Adjusted EBIT margin at 2.9%.
Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2021	2020	% change
North America	76	51	n.m.
Europe	7,020	4,944	42.0
South America	793	371	113.7
Rest of World	1,036	765	35.4
Total	8,925	6,131	45.6
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues were $8,925 million in the nine months ended September 30, 2021, an increase of 45.6% compared to the nine months ended September 30, 2020 (up 40.1% on a constant currency basis), primarily driven by higher truck volumes.
During the nine months ended September 30, 2021, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 19% compared to the same period in 2020. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 16% and the M&H truck market (GVW ≥7.5 tons) increased 26%. In South America, new truck registrations (GVW ≥3.5 tons) increased 45% over the same period of 2020, with an increase of 44% and 53% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations increased by 23%.
In the nine months ended September 30, 2021, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.7%, up 1.5 p.p. compared to the nine months ended September 30, 2020. In the nine months ended September 30, 2021, trucks' market share in South America was 10.2%, up 0.5 p.p. compared to the nine months ended September 30, 2020.
In the nine months ended September 30, 2021, Commercial and Specialty Vehicles delivered approximately 118,700 vehicles (including buses and specialty vehicles), representing a 59% increase compared to the same period of 2020. Further, volumes were up 65% in LCV and M&H truck segments, and Commercial and Specialty Vehicles’ deliveries increased 56% in Europe, 95% in South America, and 48% in Rest of World.
Adjusted EBIT
Adjusted EBIT was $232 million in the nine months ended September 30, 2021 (up $499 million compared to the nine months ended September 30, 2020). The improvement was due to favorable volumes and mix, and positive price realization, partially offset by higher material costs, component availability and SG&A and R&D costs returning to more normal levels of spend from the low levels experienced in the prior year. Adjusted EBIT margin was 2.6% in the nine months ended September 30, 2021.

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Powertrain
Net revenues
Powertrain's net revenues were $3,483 million in the nine months ended September 30, 2021, an increase of 43.5% compared to the nine months ended September 30, 2020 (up 37.5% on a constant currency basis), due to higher sales volume driven by stronger captive demand. Sales to external customers accounted for 42% of total net revenues (53% in the nine months ended September 30, 2020).
During the nine months ended September 30, 2021, Powertrain sold approximately 430,100 engines, an increase of 31% compared to the nine months ended September 30, 2020. In terms of customers, 31% of engine units were supplied to Commercial and Specialty Vehicles, 16% to Agriculture, 6% to Construction and the remaining 47% to external customers. Additionally, Powertrain delivered approximately 52,500 transmissions, an increase of 68% compared to the nine months ended September 30, 2020, and approximately 152,100 axles, an increase of 68% compared to the nine months ended September 30, 2020.
Adjusted EBIT
Adjusted EBIT was $216 million for the nine months ended September 30, 2021, up $116 million compared to the nine months ended September 30, 2020. The increase was mainly due to favorable volume and mix, partially offset by higher raw material and freight costs, while SG&A and R&D spend returned to a pre-COVID level of spend. Adjusted EBIT margin was 6.2% in the nine months ended September 30, 2021 (4.1% in the nine months ended September 30, 2020).

Financial Services Performance

	Nine Months Ended September 30,
($ million)	2021	2020	Change
Net revenues	1,332	1,329	0.2%
Net income	305	224	81
Net revenues
Financial Services' net revenues totaled $1,332 million in the nine months ended September 30, 2021, flat compared to the nine months ended September 30, 2020 (down 0.7% on a constant currency basis), primarily due to a lower average portfolio in North America, offset by positive impact from currency translation and higher average portfolios in Europe and Rest of World.

Net income
Net income of Financial Services was $305 million in the nine months ended September 30, 2021, an increase of $81 million compared to the nine months ended September 30, 2020, primarily as a result of lower risk costs, improved pricing and higher recoveries on used equipment sales, partially offset by SG&A spend returning to normalized levels and higher income tax expense.

In the nine months ended September 30, 2021, retail loan originations, including unconsolidated joint ventures, were $8.1 billion, up $1.0 billion compared to the nine months ended September 30, 2020. The managed portfolio, including unconsolidated joint ventures, was $26.2 billion as of September 30, 2021 (of which retail was 67% and wholesale 33%), up $1.4 billion compared to September 30, 2020 (up $1.3 billion on a constant currency basis).

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CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and Financial Services businesses; therefore, for a better understanding of the financial position of CNH Industrial, and in particular of the net cash/debt position, the Company presents the following table providing the condensed statement of financial position of the Group, split between Industrial Activities and Financial Services.
Specific comments on the net cash/debt position of CNH Industrial split by Industrial Activities and Financial Services are included in the subsequent section Liquidity and Capital Resources.

	At September 30, 2021					At December 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Intangible assets:	4,562	148	—		4,710	4,683	149	—		4,832
Goodwill	1,806	131	—		1,937	1,812	132	—		1,944
Other intangible assets	2,756	17	—		2,773	2,871	17	—		2,888
Property, plant and equipment	4,996	3	—		4,999	5,411	3	—		5,414
Investments and other non-current financial assets	655	266	—		921	722	299	—		1,021
Leased assets	67	1,784	—		1,851	65	1,913	—		1,978
Defined benefit plan assets	20	—	—		20	24	1	—		25
Deferred tax assets	981	153	(122)	(5)	1,012	1,039	172	(150)	(5)	1,061
Total Non-current assets	11,281	2,354	(122)		13,513	11,944	2,537	(150)		14,331
Inventories	7,662	30	—		7,692	5,959	41	—		6,000
Trade receivables	436	20	(21)	(3)	435	504	23	(24)	(3)	503
Receivables from financing activities	1,032	19,122	(2,130)	(3)	18,024	931	19,500	(1,902)	(3)	18,529
Current tax receivables	175	9	(54)	(4)	130	179	12	(31)	(4)	160
Other current receivables and financial assets	1,278	134	(42)	(2)	1,370	975	121	(55)	(2)	1,041
Prepaid expenses and other assets	152	14	—		166	162	27	—		189
Derivative assets	106	68	(15)	(6)	159	103	76	(19)	(6)	160
Cash and cash equivalents	6,355	1,559	—		7,914	8,116	1,513	—		9,629
Total Current assets	17,196	20,956	(2,262)		35,890	16,929	21,313	(2,031)		36,211
Assets held for sale	7	—	—		7	14	—	—		14
TOTAL ASSETS	28,484	23,310	(2,384)		49,410	28,887	23,850	(2,181)		50,556
EQUITY AND LIABILITIES
Total Equity	4,805	3,044	—		7,849	3,758	2,977	—		6,735
Provisions:	5,181	138	—		5,319	5,127	112	—		5,239
Employee benefits	1,708	38	—		1,746	1,830	34	—		1,864
Other provisions	3,473	100	—		3,573	3,297	78	—		3,375
Debt:	7,225	19,138	(2,130)	(3)	24,233	8,798	19,722	(1,902)	(3)	26,618
Asset-backed financing	—	10,724	—		10,724	—	11,923	—		11,923
Other debt	7,225	8,414	(2,130)	(3)	13,509	8,798	7,799	(1,902)	(3)	14,695
Derivative liabilities	108	38	(15)	(6)	131	102	56	(19)	(6)	139
Trade payables	6,124	167	(21)	(3)	6,270	6,166	220	(31)	(3)	6,355
Tax liabilities	236	76	(54)	(4)	258	183	34	(31)	(4)	186
Deferred tax liabilities	30	273	(122)	(5)	181	86	267	(150)	(5)	203
Other current liabilities	4,775	436	(42)	(2)	5,169	4,667	462	(48)	(2)	5,081
Total Liabilities	23,679	20,266	(2,384)		41,561	25,129	20,873	(2,181)		43,821
TOTAL EQUITY AND LIABILITIES	28,484	23,310	(2,384)		49,410	28,887	23,850	(2,181)		50,556
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes CNH Industrial's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3) This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4) This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(5) This item includes the reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassifications needed for appropriate consolidated presentation.
(6) This item includes the elimination of derivative assets/liabilities between Industrial Activities and Financial Services.
Interim Management Report 21

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the nine months ended September 30, 2021 and 2020:

Interim Management Report 22

			Nine months ended September 30,
			2021					2020
($ million)			Industrial Activities(1)	Financial Services	Elimina- tions		Consoli- dated	Industrial Activities(1)	Financial Services	Elimina- tions		Consoli- dated
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		8,116	1,513	—		9,629	4,527	1,246	—		5,773
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss)		1,124	305	—		1,429	(1,346)	224	—		(1,122)
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		885	4	—		889	875	3	—		878
	Goodwill impairment loss		—	—	—		—	576	—	—		576
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		(39)	(6)	—		(45)	329	61	—		390
	Loss on repurchase of notes		8	—	—		8	—	—	—		—
	Dividends received		243	—	(162)	(2)	81	162	—	(130)	(2)	32
	Change in provisions		273	31	—		304	(51)	24	—		(27)
	Change in deferred income taxes		(28)	(1)	—		(29)	(282)	(1)	—		(283)
	Change in items due to buy-back commitments	(a)	19	7	—		26	118	(19)	—		99
	Change in operating lease items	(b)	(17)	136	—		119	(7)	99	—		92
	Change in working capital		(1,668)	(28)	—		(1,696)	(26)	20	—		(6)
	TOTAL		800	448	(162)		1,086	348	411	(130)		629
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(665)	(3)	—		(668)	(460)	(2)	—		(462)
	Consolidated subsidiaries and other equity investments		(39)	—	13	(3)	(26)	(156)	—	9	(3)	(147)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		16	—	—		16	3	—	—		3
	Net change in receivables from financing activities		(9)	(25)	—		(34)	(5)	1,417	—		1,412
	Change in other current financial assets		(140)	—	—		(140)	(80)	—	—		(80)
	Other changes		195	(6)	—		189	(291)	292	—		1
	TOTAL		(642)	(34)	13		(663)	(989)	1,707	9		727
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and derivative assets/liabilities		(1,432)	(190)	—		(1,622)	1,866	(1,844)	—		22
	Capital increase		—	13	(13)	(3)	—	—	9	(9)	(3)	—
	Dividends paid		(184)	(162)	162	(4)	(184)	(4)	(130)	130	(4)	(4)
	Purchase of ownership interests in subsidiaries		—	—	—		—	(9)	—	—		(9)
	TOTAL		(1,616)	(339)	149		(1,806)	1,853	(1,965)	121		9
	Translation exchange differences		(303)	(29)	—		(332)	25	(30)	—		(5)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,761)	46	—		(1,715)	1,237	123	—		1,360
F)	CASH AND CASH EQUIVALENTS AT END OF YEAR		6,355	1,559	—		7,914	5,764	1,369	—		7,133
(a)    Cash generated from the sale of vehicles under buy-back commitments is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
(b)    Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)     Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes CNH Industrial's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2)     This item includes the elimination of dividends from Financial Services to Industrial Activities
(3)    This item includes the elimination of paid in capital from Industrial Activities to Financial Services.
Interim Management Report 23

(4)     This item include the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by/(used in) operating activities.
At September 30, 2021, we had cash and cash equivalents of $7,914 million, a decrease of $1,715 million, or -17.8%, from $9,629 million at December 31, 2020, primarily due to bond debt repayment of $1.3 billion (including $0.4 billion of notes repurchase), net other debt repayment of $1.3 billion, dividends paid of $0.2 billion, and $0.3 billion in translation exchange differences, partially offset by $1.0 billion in new Capital bonds issuance.
Cash and cash equivalents at September 30, 2021 included $765 million ($844 million at December 31, 2020) of restricted cash that was reserved principally for the servicing of securitization-related debt. At September 30, 2021, undrawn medium-term unsecured committed facilities were $5,338 million ($6,148 million at December 31, 2020) and other current financial assets were $224 million ($94 million at December 31, 2020). At September 30, 2021, the aggregate of Cash and cash equivalents, undrawn medium-term unsecured committed facilities and other current financial assets, which we consider to constitute our principal liquid assets (or "Available liquidity"(1)), totaled $13,476 million ($15,871 million at December 31, 2020).
Net Cash from Operating Activities
Cash provided by operating activities in the nine months ended September 30, 2021 totaled $1,086 million and primarily comprised the following elements:
▪$1,429 million profit;
▪plus $889 million in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);
▪plus change in provisions of $304 million;
▪less $1,696 million in change in working capital.
In the nine months ended September 30, 2020, cash provided by operating activities was $629 million, as a result of cash generated from income-related inflows (calculated as amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases and goodwill impairment loss, net of gains/losses on disposals and other non-cash items) for a total amount of $1,757 million, partially offset by the loss of the period of $1,122 million.
Net Cash from Investing Activities
In the nine months ended September 30, 2021, cash used by investing activities was $663 million, primarily due to investments in tangible and intangible assets of $668 million (including $304 million in capitalized development costs), partially offset by other changes of $189 million due to change in intersegment receivables/payables. Investments in tangible and intangible assets are net of investments in commercial vehicles for our long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities.
In the nine months ended September 30, 2020, cash provided by investing activities totaled $727 million due to a net decrease in receivables from financing activities of $1,412 million, partially offset by expenditures on tangible and intangible assets of $462 million (including $233 million in capitalized development costs).

(1) a non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures") of section "General" above.
Interim Management Report 24

Net Cash from Financing Activities
In the nine months ended September 30, 2021, cash used by financing activities was $1,806 million, compared to $9 million provided in the nine months ended September 30, 2020, due to Bond debt repayment of $1.3 billion (including $0.4 billion of notes repurchase), net other debt repayment of $1.3 billion and dividends paid of $0.2 billion, partially offset by $1.0 billion in new Capital bonds issuance.
Consolidated Debt
Our consolidated Debt at September 30, 2021 and December 31, 2020, is as detailed in the following table:

	At September 30, 2021			At December 31, 2020
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	24,233	7,225	19,138	26,618	8,798	19,722
We believe that Net Cash (Debt), a non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures")" of section "General" above, is a useful analytical metric for measuring our effective borrowing requirements. We provide a separate analysis of Net Cash (Debt) of Industrial Activities and Net Cash (Debt) of Financial Services to reflect the different cash flow management practices in the two businesses. Industrial Activities reflects the consolidation of all subsidiaries, including those performing centralized treasury activities, except for Financial Services. Financial Services reflects the consolidation of the Financial Services’ businesses.
The calculation of Net Cash (Debt) at September 30, 2021 and December 31, 2020 and the reconciliation of Total (Debt), the EU-IFRS financial measure that we believe to be most directly comparable, to Net Cash (Debt), are shown below:

	At September 30, 2021			At December 31, 2020
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party (debt)	(24,233)	(6,075)	(18,158)	(26,618)	(7,780)	(18,838)
Intersegment notes payable	—	(1,150)	(980)	—	(1,018)	(884)
Total (Debt)(1)	(24,233)	(7,225)	(19,138)	(26,618)	(8,798)	(19,722)
Cash and cash equivalents	7,914	6,355	1,559	9,629	8,116	1,513
Intersegment notes receivable	—	980	1,150	—	884	1,018
Derivative assets(2)	159	106	68	160	103	76
Derivative (liabilities)(2)	(131)	(108)	(38)	(139)	(102)	(56)
Other current financial assets(3)	224	224	—	94	94	—
Net Cash (Debt)(4)	(16,067)	332	(16,399)	(16,874)	297	(17,171)
(1)    As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment notes receivable for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,150 million and $1,018 million as of September 30, 2021 and December 31, 2020, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $980 million and $884 million as of September 30, 2021 and December 31, 2020, respectively.
(2)    Derivative assets and Derivative liabilities include, respectively, the positive and negative fair values of derivative financial instruments.
(3)    This item includes short-term deposits and investments towards high-credit rating counterparties.
(4)    The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $170 million and $134 million as of September 30, 2021 and December 31, 2020, respectively.

Excluding positive exchange rate differences effect of $698 million, Net Debt at September 30, 2021 decreased by $110 million compared to December 31, 2020.

Interim Management Report 25

The following table shows the change in Net Cash (Debt) of Industrial Activities for the nine months ended September 30, 2021 and 2020:

	Nine months ended September 30,
($ million)	2021	2020
Net Cash (Debt) of Industrial Activities at beginning of period	297	(1,403)
Adjusted EBIT of Industrial Activities	1,652	(89)
Depreciation and amortization	885	875
Depreciation of assets under operating leases and assets sold with buy-back commitments	203	198
Cash interest and taxes	(438)	(198)
Changes in provisions and similar(1)	166	(412)
Change in working capital	(1,668)	(26)
Operating cash flow of Industrial Activities	800	348
Investments in property, plant and equipment, and intangible assets(2)	(665)	(460)
Other changes	(158)	(90)
Free Cash Flow of Industrial Activities	(23)	(202)
Capital increases and dividends	(184)	(13)
Currency translation differences and other(3)	242	(263)
Change in Net Cash (Debt) of Industrial Activities	35	(478)
Net Cash (Debt) of Industrial Activities at end of period	332	(1,881)
(1)    Including other cash flow items related to operating lease and buy-back activities.
(2)    Excluding assets sold under buy-back commitments and assets under operating leases.
(3)    In the nine months ended September 30, 2021, this item also includes the charge of $8 million related to the repurchase of notes.

We believe that Free Cash Flow of Industrial Activities (a non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures")" of section "General" above) is a useful analytical metric for measuring the cash generation ability of our Industrial Activities. For the nine months ended September 30, 2021, the Free Cash Flow of Industrial Activities was an absorption of $23 million primarily due to an increase in working capital exacerbated by the global supply chain shortage in the latter part of the quarter, partially offset by a positive Adjusted EBIT performance.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the nine months ended September 30, 2021 and 2020, is shown below:

	Nine months ended September 30,
($ million)	2021	2020
Net cash provided by (used in) Operating Activities	1,086	629
Less: Cash flows from Operating Activities of Financial Services net of eliminations	(286)	(281)
Operating cash flow of Industrial Activities	800	348
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(665)	(460)
Other changes(1)	(158)	(90)
Free Cash Flow of Industrial Activities	(23)	(202)
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
The non-GAAP financial measures (Available liquidity, Net Cash (Debt) and Free Cash Flow of Industrial Activities), used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, these non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies.
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $103 million outstanding at September 30, 2021 ($112 million at December 31, 2020).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for
Interim Management Report 26

€3,950.5 million; the remaining €49.5 million will mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.3 billion at September 30, 2021 ($6.1 billion at December 31, 2020). Total committed secured facilities expiring after twelve months amounted to approximately $2.7 billion at September 30, 2021 ($3.9 billion at December 31, 2020), of which $0.4 billion was available at September 30, 2021 ($0.2 billion at December 31, 2020).
CNH Industrial continues to closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of September 2021 and the demonstrated access to the financial markets, CNH Industrial believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.

Interim Management Report 27

RISKS AND UNCERTAINTIES
The Company believes that the risks and uncertainties identified at September 30, 2021 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed and that the Company presented in its Annual Report at December 31, 2020 prepared in accordance with EU-IFRS, as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2020 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 3, 2021. Those risks and uncertainties should be read in conjunction with this Interim Report, including its notes and disclosures.
Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
2021 U.S. GAAP OUTLOOK
CNH Industrial manages its operations, assesses its performance and makes decisions about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, its full year guidance presented below had been prepared under U.S. GAAP.
The Company expects solid demand to continue across regions and segments. In the latter part of the year, increased impact of raw material and ongoing freight and logistics constraints will only be partially offset by positive price realization.
The Company is updating the 2021 outlook for its Industrial Activities as follows:
▪Net sales(*) at the lower end of previous guidance (up between 24% and 28% year on year) including currency translation effects
▪SG&A expenses lower/equal to 7.5% of net sales
▪Free cash flow positive at around $1.0 billion
▪R&D expenses and capital expenditures at around $2.0 billion.

(*) Net sales reflecting the exchange rate of 1.20 EUR/USD.

Interim Management Report 28

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At September 30, 2021
Interim Condensed Consolidated Financial Statements at September 30, 2021 29

CONDENSED CONSOLIDATED INCOME
STATEMENT
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2021	2020	2021	2020
Net revenues	(1)	7,988	6,482	24,370	17,494
Cost of sales	(2)	6,503	5,424	19,633	15,546
Selling, general and administrative costs	(3)	556	462	1,703	1,395
Research and development costs	(4)	310	271	918	826
Result from investments:	(5)	34	25	94	37
Share of the profit/(loss) of investees accounted for using the equity method		34	25	94	37
Gains/(losses) on the disposal of investments	(13)	9	—	8	—
Restructuring costs	(6)	22	5	34	17
Goodwill impairment loss	(11)	—	—	—	576
Other income/(expenses)	(7)	(46)	(51)	(143)	(158)
Financial income/(expenses)	(8)	(67)	(89)	(209)	(218)
PROFIT/(LOSS) BEFORE TAXES		527	205	1,832	(1,205)
Income tax (expense) benefit	(9)	(77)	(33)	(403)	83
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		450	172	1,429	(1,122)
PROFIT/(LOSS) FOR THE PERIOD		450	172	1,429	(1,122)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		444	162	1,396	(1,154)
Non-controlling interests		6	10	33	32

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(10)	0.33	0.12	1.03	(0.85)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(10)	0.33	0.12	1.03	(0.85)

Interim Condensed Consolidated Financial Statements at September 30, 2021 30

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2021	2020	2021	2020
PROFIT/(LOSS) FOR THE PERIOD (A)		450	172	1,429	(1,122)

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(20)	10	—	8	(2)
Net change in fair value of equity investments measured at fair value through other comprehensive income	(20)	(190)	(1,207)	(118)	276
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(20)	(1)	15	—	(11)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(181)	(1,192)	(110)	263
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(20)	54	40	3	100
Exchange gains/(losses) on translating foreign operations	(20)	(77)	(175)	87	(694)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(20)	(45)	12	(68)	(4)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(20)	(1)	(11)	(3)	(12)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(69)	(134)	19	(610)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(250)	(1,326)	(91)	(347)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		200	(1,154)	1,338	(1,469)

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		207	(1,167)	1,302	(1,502)
Non-controlling interests		(7)	13	36	33

Interim Condensed Consolidated Financial Statements at September 30, 2021 31

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At September 30, 2021	At December 31, 2020
ASSETS
Intangible assets	(11)	4,710	4,832
Property, plant and equipment	(12)	4,999	5,414
Investments and other non-current financial assets:	(13)	921	1,021
Investments accounted for using the equity method		555	569
Equity investments measured at fair value through other comprehensive income		274	392
Other investments and non-current financial assets		92	60
Leased assets	(14)	1,851	1,978
Defined benefit plan assets		20	25
Deferred tax assets		1,012	1,061
Total Non-current assets		13,513	14,331
Inventories	(15)	7,692	6,000
Trade receivables	(16)	435	503
Receivables from financing activities	(16)	18,024	18,529
Current tax receivables	(16)	130	160
Other current receivables and financial assets	(16)	1,370	1,041
Prepaid expenses and other assets		166	189
Derivative assets	(17)	159	160
Cash and cash equivalents	(18)	7,914	9,629
Total Current assets		35,890	36,211
Assets held for sale	(19)	7	14
TOTAL ASSETS		49,410	50,556

Interim Condensed Consolidated Financial Statements at September 30, 2021 32

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At September 30, 2021	At December 31, 2020
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,833	6,651
Non-controlling interests		16	84
Total Equity	(20)	7,849	6,735
Provisions:		5,319	5,239
Employee benefits	(21)	1,746	1,864
Other provisions	(21)	3,573	3,375
Debt:	(22)	24,233	26,618
Asset-backed financing	(22)	10,724	11,923
Other debt	(22)	13,509	14,695
Derivative liabilities	(17)	131	139
Trade payables	(23)	6,270	6,355
Tax liabilities		258	186
Deferred tax liabilities		181	203
Other current liabilities	(24)	5,169	5,081
Total Liabilities		41,561	43,821
TOTAL EQUITY AND LIABILITIES		49,410	50,556

Interim Condensed Consolidated Financial Statements at September 30, 2021 33

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

($ million)	Note	Nine months ended September 30, 2021	Nine months ended September 30, 2020
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(18)	9,629	5,773
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		1,429	(1,122)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		889	878
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		(11)	4
Goodwill impairment loss		—	576
Other non-cash items		(34)	386
Loss on repurchase of notes		8	—
Dividends received		81	32
Change in provisions		304	(27)
Change in deferred income taxes		(29)	(283)
Change in items due to buy-back commitments	(a)	26	99
Change in operating lease items	(b)	119	92
Change in working capital		(1,696)	(6)
TOTAL		1,086	629
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(668)	(462)
Consolidated subsidiaries and other equity investments		(26)	(147)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		16	3
Net change in receivables from financing activities		(34)	1,412
Change in other current financial assets		(140)	(80)
Other changes		189	1
TOTAL		(663)	727
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		1,022	631
Repayment of bonds		(1,300)	—
Issuance of other medium-term borrowings (net of repayment)		(24)	369
Net change in other financial payables and derivative assets/liabilities		(1,320)	(978)
Dividends paid		(184)	(4)
Purchase of ownership interests in subsidiaries		—	(9)
TOTAL		(1,806)	9
Translation exchange differences		(332)	(5)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,715)	1,360
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(18)	7,914	7,133

(a)Cash generated from the sale of vehicles under buy-back commitments is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
(b)Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
Interim Condensed Consolidated Financial Statements at September 30, 2021 34

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2019	25	(154)	3,240	6,935	(49)	(1,473)	(524)	(5)	(176)	44	7,863

Changes in equity for the nine months ended September 30, 2020
Dividends distributed	—	—	—	—	—	—	—	—	—	(4)	(4)
Common shares issued from treasury stock and capital increase for share-based compensation	—	14	(14)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	12	—	—	—	—	—	—	—	12
Purchase of ownership interests in subsidiaries from non-controlling interests	—	—	(5)	—	—	—	—	—	—	(4)	(9)
Total comprehensive income/(loss) for the period	—	—	—	(1,154)	88	(694)	(9)	271	(4)	33	(1,469)
Other changes(1)	—	—	—	15	—	—	—	—	—	(7)	8
AT SEPTEMBER 30, 2020	25	(140)	3,233	5,796	39	(2,167)	(533)	266	(180)	62	6,401

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2020	25	(109)	3,220	6,211	(21)	(2,126)	(527)	133	(155)	84	6,735

Changes in equity for the nine months ended September 30, 2021		—
Dividends distributed	—	—	—	(180)	—	—	—	—	—	(94)	(274)
Common shares issued from treasury stock and capital increase for share-based compensation	—	4	(4)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	46	—	—	—	—	—	—	—	46
Total comprehensive income/(loss) for the period	—	—	—	1,396	—	83	7	(116)	(68)	36	1,338
Other changes(1)	—	—	(4)	18	—	—	—	—	—	(10)	4
AT SEPTEMBER 30, 2021	25	(105)	3,258	7,445	(21)	(2,043)	(520)	17	(223)	16	7,849
(1)    Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.

Interim Condensed Consolidated Financial Statements at September 30, 2021 35

NOTES
(Unaudited)
CORPORATE INFORMATION
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 26 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The Interim Condensed Consolidated Financial Statements at September 30, 2021 together with the notes thereto (the "Interim Condensed Consolidated Financial Statements”) were authorized for issuance on November 10, 2021 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2020, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2020”). The accounting standards and policies are consistent with those used at December 31, 2020, except as described in the following paragraph “New standards and amendments effective from January 1, 2021”.
The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. Despite operating in a continuously difficult economic and financial environment negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to preserve cash and contain costs, and to preserve its industrial and financial flexibility and its strong liquidity position.
These Interim Condensed Consolidated Financial Statements are prepared using the U.S. dollar as the presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in the agriculture and construction businesses, and to provide more meaningful information to U.S. investors.

Interim Condensed Consolidated Financial Statements at September 30, 2021 36

Use of accounting estimates and management’s assumptions
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. Furthermore, certain valuation procedures, in particular those of a more complex nature, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using historical financial results and figures from budget and plans for subsequent years. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.
Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
These Interim Condensed Consolidated Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2020 for a description of the significant estimates, judgments and assumptions of CNH Industrial at that date.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. These Interim Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management and Control System” section and Note 30 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2020, as well as those discussed in Note 16 “Current receivables and Other current financial assets”.

Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2021
On August 27, 2020 the IASB issued Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which addresses the accounting for changes in the basis for determining contractual cash flows as a consequence of IBOR reform. Furthermore, the amendments include additional temporary exceptions from applying specific hedge accounting requirements and additional disclosures. The amendments are effective retrospectively for annual reporting periods beginning on or after January 1, 2021. These amendments had no impact on these Interim Condensed Consolidated Financial Statements. The Group intends to apply these amendments in the future periods if they become applicable.

Interim Condensed Consolidated Financial Statements at September 30, 2021 37

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2020, for a description of other new standards not yet effective and not adopted as of September 30, 2021. Furthermore, on May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments clarify that no exemption applies on such transactions and that companies are required to recognize deferred tax when they recognize the related assets or liabilities for the first time. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. At the date of these Interim Condensed Consolidated Financial Statements, the European Union has not yet completed its endorsement process for these amendments. The Group is currently evaluating the impact of the adoption of these amendments on its Consolidated Financial Statements.
Global Supply Chain Disruptions
On October 13, 2021, CNH Industrial announced the temporary closure of several of its European agricultural, commercial vehicle and powertrain manufacturing facilities in response to ongoing disruptions to the procurement environment and shortages of core components, especially semiconductors. The global supply chain still shows increasing input costs and logistics pressures, with ongoing disruptions to the procurement environment forcing repeated reviews of production schedules. Critical conditions affecting the supply chain are expected to remain through the last quarter of the year and the Company can make no assurances that further temporary closures of its agricultural, commercial vehicle and powertrain manufacturing facilities will not be necessary.

SCOPE OF CONSOLIDATION
Planned spin-off of On-Highway business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles, powertrain, and the related financial services business), now named "Iveco Group", and "Off-Highway" (agriculture, construction, and the related financial services business) businesses in early 2022. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s assets (mainly equity interests) and liabilities relating to Iveco Group to a company (Iveco Group N.V.), whose shares will be allotted to CNH Industrial N.V. shareholders on a pro rata basis. Iveco Group N.V.'s common shares will be admitted by Borsa Italiana to the listing and trading on Euronext Milan by the effective date of the Spin-off. Execution of the transaction is subject to various regulatory approvals, admission to listing on Euronext Milan, and the approval of our shareholders at an Extraordinary General Meeting.
CNH Industrial did not classify the business that will be separated as assets held for distribution at September 30, 2021. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the organization, and certain financing and legal aspects of the transaction had not yet been finalized, being subject to the approval of specific Authorities, the final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders, as well as the admission to listing and trading of Iveco Group N.V. shares on Euronext Milan.

BUSINESS COMBINATIONS
There were no significant business combinations in the nine months ended September 30, 2021 and 2020.
Proposed Acquisition of Raven Industries
On June 21, 2021, the Company announced that it entered into an agreement and plan of merger to acquire 100% of the capital stock of Raven Industries, Inc. ("Raven") for $58 per share, representing a $2.1 billion enterprise value. The transaction will be funded with available cash on hand of CNH Industrial. Closing is expected to occur in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals.
Raven is a diversified technology company providing a variety of products to customers within the industrial, agricultural, geomembrane, construction, commercial lighter-than-air, and aerospace and defense markets. Raven markets its products around the world and has its principal operations in the United States of America.

Interim Condensed Consolidated Financial Statements at September 30, 2021 38

COMPOSITION AND PRINCIPAL CHANGES

1.    Net revenues
The following table summarizes Net revenues for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2021	2020	2021	2020
Agriculture	3,568	2,711	10,586	7,491
Construction	773	576	2,237	1,418
Commercial and Specialty Vehicles	2,896	2,372	8,925	6,131
Powertrain	957	911	3,483	2,427
Eliminations and Other	(629)	(460)	(2,113)	(1,217)
Total Industrial Activities	7,565	6,110	23,118	16,250
Financial Services	448	404	1,332	1,329
Eliminations and Other	(25)	(32)	(80)	(85)
Total Net revenues	7,988	6,482	24,370	17,494
The following table disaggregates Net revenues by major source for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2021	2020	2021	2020
Revenues from:
Sales of goods	7,312	5,877	22,370	15,575
Rendering of services and other revenues	172	158	505	440
Rents and other income on assets sold with a buy-back commitment	81	75	243	235
Revenues from sales of goods and services	7,565	6,110	23,118	16,250
Finance and interest income	247	215	703	718
Rents and other income on operating lease	176	157	549	526
Total Net revenues	7,988	6,482	24,370	17,494
During the three months ended September 30, 2021 and 2020, revenues included $103 million and $107 million, respectively, relating to the reversal of contract liabilities outstanding at the beginning of each period. During the nine months ended September 30, 2021 and 2020, revenues included $377 million and $365 million, respectively, relating to the reversal of contract liabilities outstanding at the beginning of each period. Refer to Note 24 "Other current liabilities" for additional details on contract liabilities.
As of September 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations related to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment, was approximately $2.8 billion (approximately $2.2 billion as of December 31, 2020). CNH Industrial expects to recognize revenue on approximately 36% and 82% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 32% and 77%, respectively, as of December 31, 2020), with the remaining recognized thereafter.

Interim Condensed Consolidated Financial Statements at September 30, 2021 39

2.    Cost of sales
The following summarizes the main components of Cost of sales:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Interest cost and other financial charges from Financial Services	84	101	259	383
Other costs of sales	6,419	5,323	19,374	15,163
Total Cost of sales	6,503	5,424	19,633	15,546
3.    Selling, general and administrative costs
Selling, general and administrative costs amounted to $556 million and $1,703 million in the three and nine months ended September 30, 2021, respectively, compared to $462 million and $1,395 million recorded in the three and nine months ended September 30, 2020, respectively, as costs returned to more normal levels from the pandemic-affected low levels experienced last year.
4.    Research and development costs
In the three months ended September 30, 2021, research and development costs were $310 million ($271 million in the three months ended September 30, 2020) and included all the research and development costs not recognized as assets in the period amounting to $199 million ($151 million in the three months ended September 30, 2020), the amortization of capitalized development costs of $111 million ($113 million in the three months ended September 30, 2020), and no impairment losses ($7 million in the three months ended September 30, 2020). During the three months ended September 30, 2021, the Group capitalized new development costs of $93 million ($78 million in the three months ended September 30, 2020).

In the nine months ended September 30, 2021, research and development costs were $918 million ($826 million in the nine months ended September 30, 2020) and included all the research and development costs not recognized as assets in the period amounting to $587 million ($420 million in the nine months ended September 30, 2020), the amortization of capitalized development costs of $331 million ($327 million in the nine months ended September 30, 2020) and no impairment losses ($79 million in the nine months ended September 30, 2020). During the nine months ended September 30, 2021 the Group capitalized new development costs of $304 million ($233 million in the nine months ended September 30, 2020).
5.    Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In the three and nine months ended September 30, 2021, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was a gain of $34 million and $94 million, respectively (a gain of $25 million and $37 million in the three and nine months ended September 30, 2020, respectively). In the three and nine months ended September 30, 2021, Result from investments also included the positive impact of $13 million from the sales of investments by a joint venture accounted for under the equity method.
6.    Restructuring costs
CNH Industrial incurred restructuring costs of $22 million and $34 million during the three and nine months ended September 30, 2021, respectively, compared to $5 million and $17 million during the three and nine months ended September 30, 2020, respectively.

Interim Condensed Consolidated Financial Statements at September 30, 2021 40

7.    Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services.

This item amounted to other expenses of $46 million and $51 million in the three months ended September 30, 2021 and 2020, respectively, and primarily included legal costs and indirect taxes. In the three months ended September 30, 2021, it also included a pre-tax gain of $30 million related to a health care plan amendment in the U.S. and $30 million separation costs in connection with the spin-off of the Iveco Group business. This item amounted to other expenses of $143 million and $158 million in the nine months ended September 30, 2021 and 2020, respectively and primarily included legal costs, indirect taxes and the benefit cost for former employees. In the nine months ended September 30, 2021, it also included the pre-tax plan amendment gain of $30 million mentioned above and $39 million separation costs in connection with the spin-off of the Iveco Group business.
8.    Financial income/(expenses)
In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three and nine months ended September 30, 2021 and 2020 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $203 million and $570 million in the three and nine months ended September 30, 2021, respectively ($175 million and $593 million in the three and nine months ended September 30, 2020, respectively), and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $84 million and $259 million in the three and nine months ended September 30, 2021, respectively ($101 million and $383 million in the three and nine months ended September 30, 2020, respectively).
Interim Condensed Consolidated Financial Statements at September 30, 2021 41

A reconciliation to the condensed consolidated income statement is provided under the following table:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Financial income:
Interest earned and other financial income	11	10	29	28
Interest income from customers and other financial income of Financial Services	203	175	570	593
Total financial income	214	185	599	621
of which:
Financial income, excluding Financial Services (a)	11	10	29	28

Interest and other financial expenses:
Interest cost and other financial expenses	142	146	419	457
Write-downs of financial assets at amortized cost	5	15	14	82
Interest costs on employee benefits	3	4	7	12
Total interest and other financial expenses	150	165	440	551
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	(43)	70	(58)	(45)
Exchange rate differences from derivative financial instruments	55	(35)	115	123
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	162	200	497	629
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	78	99	238	246

Net financial income/(expenses) excluding Financial Services (a) - (b)	(67)	(89)	(209)	(218)
In the nine months ended September 30, 2021, net financial expenses included a charge of $8 million related to the repurchase of all CNH Industrial Finance Europe S.A. outstanding notes due May 23, 2022.

Interim Condensed Consolidated Financial Statements at September 30, 2021 42

9.    Income tax (expense) benefit
Income tax (expense) benefit recognized in the condensed consolidated income statement consists of the following:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Current taxes	(115)	(115)	(438)	(230)
Deferred taxes	17	35	25	255
Taxes relating to prior periods	21	47	10	58
Total Income tax (expense) benefit	(77)	(33)	(403)	83
The effective tax rates for the three months ended September 30, 2021 and 2020 were 14.6% and 16.1%, respectively. The effective tax rates for the nine months ended September 30, 2021 and 2020 were 22.0% and 6.9%, respectively. The third quarter 2021 effective tax rate was favorably impacted by changes to the Company’s expected geographic mix of pre-tax earnings and net discrete tax benefits. The effective tax rate for the nine months ended September 30, 2021 primarily reflects the Company’s full year estimated annual tax rate, which was calculated in accordance with the applicable jurisdictional tax laws. For the three and nine months ended September 30, 2020, income taxes were an expense of $33 million and a benefit of $83 million, respectively, primarily caused by CNH Industrial reporting income before taxes of $205 million for the third quarter of 2020 and a loss before taxes of $1,205 million for the nine months ended September 30, 2020, respectively. The third quarter 2020 tax rate also reflected the positive effects of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets and the negative effects of the inability to report tax benefits on pre-tax losses in certain jurisdictions. The nine months 2020 effective tax rate reflected the inability to record tax benefits for pre-tax losses in certain jurisdictions and the goodwill impairment related to the Company’s Construction segment, the effects of which were partially offset by the impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets.
As in all financial reporting periods, CNH Industrial assessed the realizability of its deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. While no assessment changes occurred during the current period, it is possible that, within the next twelve months, assessment changes could occur and may have a material impact on CNH Industrial’s results of operations. The jurisdictions where assessment changes are most likely to occur include CNH Industrial’s primary manufacturing operations in Europe and Brazil.
CNH Industrial operates in many jurisdictions around the world and is routinely subject to income tax audits. As various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible CNH Industrial’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on CNH Industrial’s results of operations, statement of financial position, or cash flows.
10.    Earnings per share
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive potential common shares.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 20 “Equity”.

Interim Condensed Consolidated Financial Statements at September 30, 2021 43

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three months ended September 30,		Nine months ended September 30,
		2021	2020	2021	2020
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	444	162	1,396	(1,154)
Weighted average common shares outstanding – basic	million	1,354	1,351	1,354	1,351
Basic earnings/(loss) per common share		$0.33	0.12	1.03	(0.85)

Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	444	162	1,396	(1,154)
Weighted average common shares outstanding – basic	million	1,354	1,351	1,354	1,351
Effect of dilutive potential common shares (when dilutive):
Stock compensation plans(a)	million	8	2	6	—
Weighted average common shares outstanding – diluted	million	1,362	1,353	1,360	1,351
Diluted earnings/(loss) per common share		$0.33	0.12	1.03	(0.85)
(a)For the three and nine months ended September 30, 2021, 128 thousand and 278 thousand shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. Shares excluded from the computation of diluted earnings per share due to an anti-dilutive impact were not material for the three and nine months ended September 30, 2020.
11.    Intangible assets
Changes in the carrying amount of Intangible assets for the nine months ended September 30, 2021 were as follows:

($ million)	At December 31, 2020	Additions	Amortization	Foreign exchange effects and other changes	At September 30, 2021
Goodwill	1,944	—	—	(7)	1,937
Development costs	2,193	304	(331)	(98)	2,068
Other	695	92	(77)	(5)	705
Total Intangible assets	4,832	396	(408)	(110)	4,710
Goodwill is allocated to the segments as follows: Agriculture for $1,738 million, Commercial and Specialty Vehicles for $62 million, Powertrain for $6 million and Financial Services for $131 million. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs and impairment indicators are identified. CNH Industrial performed its most recent annual impairment review as of December 31, 2020. At that date, the estimated recoverable amounts of the Agriculture and Financial Services cash-generating units exceeded the carrying value by approximately 188% and 46%, respectively.

12. Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the nine months ended September 30, 2021 were as follows:

($ million)	Carrying amount at December 31, 2020	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2021
Property, plant and equipment acquired	3,283	272	(374)	(141)	45	3,085
Right-of-use assets	446	80	(107)	(19)	(1)	399
Assets sold with a buy-back commitment	1,685	477	(195)	(94)	(358)	1,515
Total Property, plant and equipment	5,414	829	(676)	(254)	(314)	4,999
At September 30, 2021, right-of-use assets refer primarily to the following lease contracts: industrial buildings for $275 million ($311 million at December 31, 2020), plant, machinery and equipment for $31 million ($36 million at December 31, 2020), and other assets for $93 million ($99 million at December 31, 2020). For a description of the related lease liabilities, refer to Note 22 "Debt".
Interim Condensed Consolidated Financial Statements at September 30, 2021 44

Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($15 million in the nine months ended September 30, 2021 and 2020) in the income statement for these leases on a straight-line basis over the lease term.
13.    Investments and other non-current financial assets
Investments and other non-current financial assets at September 30, 2021 and December 31, 2020 consisted of the following:

($ million)	At September 30, 2021	At December 31, 2020
Equity investments measured at fair value through other comprehensive income	274	392
Other investments	599	584
Total Investments	873	976
Non-current financial receivables and other non-current securities	48	45
Total Investments and other non-current financial assets	921	1,021
Equity investments measured at fair value through other comprehensive income include the fair value of the approximately 6.5% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for each share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company’s shares continued to list on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola to $250 million. The market price of Nikola shares as of September 30, 2021 was $10.67, determining a value of $274 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. During the three and nine months ended September 30, 2021, CNH Industrial recorded in Other comprehensive income a pre-tax loss of $190 million ($187 million after tax) and of $118 million ($116 million after tax), respectively, from the remeasurement at fair value of the investment in Nikola. During the three and nine months ended September 30, 2020, CNH Industrial recorded in Other comprehensive income a pre-tax loss of $1,207 million ($1,192 million after tax) and a pre-tax gain of $276 million ($272 million after tax), respectively, from the remeasurement at fair value of the investment in Nikola Corporation.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a legal entity 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European legal entity. The set-up activities of the legal entity started in the fourth quarter of 2020 and the implementation continues in line with the roadmap.
Changes in Investments were as follows:

($ million)	At December 31, 2020	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasurements	Other changes	At September 30, 2021
Equity investments measured at fair value through other comprehensive income	392	—	—	(118)	—	274
Other investments	584	94	36	—	(115)	599
Total Investments	976	94	36	(118)	(115)	873

Other investments amounted to $599 million at September 30, 2021 ($584 million at December 31, 2020) and primarily included the following: CNH Industrial Capital Europe S.a.S. $205 million ($235 million at December 31, 2020), New Holland HFT Japan Inc. $85 million ($81 million at December 31, 2020), and Turk Traktor Ve Ziraat Makineleri A.S. $58 million ($69 million at December 31, 2020). At September 30, 2021, Other investments also included SAIC IVECO Commercial Vehicle Investment Company Limited for $90 million ($10 million at December 31, 2020), whose carrying value at September 30, 2021 included the accrual of dividends received from SAIC Fiat Powertrain Hongyan Co. Ltd.
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for using the equity method.
Interim Condensed Consolidated Financial Statements at September 30, 2021 45

During the first half of 2021, CNH Industrial and SAIC Group completed the regulatory filings required for the finalization of the sale of a 30.1% of Naveco (Nanjing Iveco Motor Co.) to SAIC Group. Closing of the transaction occurred in the third quarter of 2021. The sale resulted in the discontinuation of the equity method of accounting and the recognition of a pre- and after-tax gain of $9 million, which is included in item “Gains/(losses) on disposal of investments” in the income statement. The remaining 19.9% interest in Naveco is now measured at fair value through profit or loss ($10 million at September 30, 2021, determined on the basis of the sale price for the 30.1% interest).
14.    Leased assets
Leased assets primarily include equipment and vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenues for non-lease components are accounted for separately.
Changes in the carrying amount of Leased assets for the nine months ended September 30, 2021 were as follows:

($ million)	Carrying amount at December 31, 2020	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2021
Leased assets	1,978	411	(210)	(6)	(322)	1,851

15.    Inventories
At September 30, 2021 and December 31, 2020, Inventories consisted of the following:

($ million)	At September 30, 2021	At December 31, 2020
Raw materials	2,128	1,518
Work-in-progress	1,462	623
Finished goods	4,102	3,859
Total Inventories	7,692	6,000
At September 30, 2021, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $113 million ($216 million at December 31, 2020).

16.    Current receivables and Other current financial assets
A summary of Current receivables and Other current financial assets as of September 30, 2021 and December 31, 2020 is as follows:

($ million)	At September 30, 2021	At December 31, 2020
Trade receivables	435	503
Receivables from financing activities	18,024	18,529
Current tax receivables	130	160
Other current receivables and financial assets:
Other current receivables	1,126	937
Other current financial assets	244	104
Total Other current receivables and financial assets	1,370	1,041
Total Current receivables and Other current financial assets	19,959	20,233

Interim Condensed Consolidated Financial Statements at September 30, 2021 46

Receivables from financing activities
A summary of Receivables from financing activities as of September 30, 2021 and December 31, 2020 is as follows:

($ million)	At September 30, 2021	At December 31, 2020
Retail:
Retail financing	9,266	9,050
Finance leases	287	277
Total Retail	9,553	9,327

Wholesale:
Dealer financing	8,392	9,129
Total Wholesale	8,392	9,129

Other	79	73
Total Receivables from financing activities	18,024	18,529
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in the three and nine months ended September 30, 2021 and 2020 relating to the termination of dealer contracts.

Interim Condensed Consolidated Financial Statements at September 30, 2021 47

Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the three and nine months ended September 30, 2021 and 2020. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.
The aging of Receivables from financing activities as of September 30, 2021 and December 31, 2020 is as follows:

	At September 30, 2021
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,337	9	—	6,346	1	6,347
Europe	94	—	—	94	—	94
South America	1,928	3	—	1,931	—	1,931
Rest of World	1,154	11	10	1,175	6	1,181
Total Retail	9,513	23	10	9,546	7	9,553

Wholesale
North America	2,565	—	—	2,565	—	2,565
Europe	4,607	—	—	4,607	—	4,607
South America	531	—	—	531	27	558
Rest of World	658	2	1	661	1	662
Total Wholesale	8,361	2	1	8,364	28	8,392

	At December 31, 2020
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,125	25	—	6,150	—	6,150
Europe	99	—	—	99	—	99
South America	1,885	4	1	1,890	12	1,902
Rest of World	1,162	7	4	1,173	3	1,176
Total Retail	9,271	36	5	9,312	15	9,327

Wholesale
North America	2,722	—	—	2,722	31	2,753
Europe	5,252	—	—	5,252	—	5,252
South America	537	—	—	537	42	579
Rest of World	542	3	—	545	—	545
Total Wholesale	9,053	3	—	9,056	73	9,129
There is not a disproportionate concentration of credit risk in any geographic region. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when it is 90 days past due.
Interim Condensed Consolidated Financial Statements at September 30, 2021 48

CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into two portfolio segments: retail and wholesale. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic region have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Interim Condensed Consolidated Financial Statements at September 30, 2021 49

Allowance for credit losses activity for the three and nine months ended September 30, 2021 is as follows:

	Three months ended September 30, 2021
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	66	24	184	274	28	2	153	183
Provision (benefit)	(10)	2	14	6	(3)	—	(1)	(4)
Charge-offs, net of recoveries	(4)	—	(16)	(20)	—	—	—	—
Transfers	3	(2)	(1)	—	—	(1)	1	—
Foreign currency translation and other	6	(1)	(11)	(6)	—	—	(6)	(6)
Ending balance	61	23	170	254	25	1	147	173

	Nine months ended September 30, 2021
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	87	26	191	304	26	1	147	174
Provision (benefit)	(17)	3	20	6	(1)	—	4	3
Charge-offs, net of recoveries	—	—	(39)	(39)	—	—	(3)	(3)
Transfers	(8)	(4)	12	—	—	—	—	—
Foreign currency translation and other	(1)	(2)	(14)	(17)	—	—	(1)	(1)
Ending balance	61	23	170	254	25	1	147	173
Receivables:
Ending balance	9,261	228	64	9,553	8,176	64	152	8,392

At September 30, 2021, the allowance for credit losses includes a continued reassessment of the outlook by region regarding the impact of the COVID-19 pandemic on credit conditions. CNH Industrial continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted.
At both September 30, 2020 and December 31, 2020, the allowance for credit losses was based on CNH Industrial's expectation of deteriorating credit conditions related to the COVID-19 pandemic.
Allowance for credit losses activity for the three and nine months ended September 30, 2020 and for the year ended December 31, 2020 is as follows:

Interim Condensed Consolidated Financial Statements at September 30, 2021 50

	Three Months Ended September 30, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	88	30	162	280	36	2	125	163
Provision (benefit)	8	—	(1)	7	(8)	1	12	5
Charge-offs, net of recoveries	(6)	—	(9)	(15)	1	—	(6)	(5)
Transfers	3	(1)	(2)	—	—	(2)	2	—
Foreign currency translation and other	(5)	—	9	4	—	—	5	5
Ending balance	88	29	159	276	29	1	138	168

	Nine months ended September 30, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	68	5	220	293	35	1	123	159
Provision (benefit)	53	—	4	57	(5)	1	19	15
Charge-offs, net of recoveries	(15)	—	(44)	(59)	1	—	(6)	(5)
Transfers	(16)	24	(8)	—	—	(1)	1	—
Foreign currency translation and other	(2)	—	(13)	(15)	(2)	—	1	(1)
Ending balance	88	29	159	276	29	1	138	168
Receivables:
Ending balance	8,510	294	76	8,880	7,862	127	214	8,203

	Year ended December 31, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	68	5	220	293	35	1	123	159
Provision (benefit)	42	1	32	75	(7)	—	25	18
Charge-offs, net of recoveries	(8)	—	(45)	(53)	—	—	(14)	(14)
Transfers	(10)	20	(10)	—	(2)	—	2	—
Foreign currency translation and other	(5)	—	(6)	(11)	—	—	11	11
Ending balance	87	26	191	304	26	1	147	174
Receivables:
Ending balance	9,012	272	43	9,327	8,820	93	216	9,129

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, CNH Industrial estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Interim Condensed Consolidated Financial Statements at September 30, 2021 51

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns persist about the future ability of the borrower to meet its obligations, based on a credit review, the TDR classification is not removed from the receivable.
As of September 30, 2021, CNH Industrial had 187 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $5 million and the post-modification value was $5 million. Additionally, CNH Industrial had 337 accounts with a balance of $24 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of September 30, 2020, CNH Industrial had 254 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value was $8 million and the post-modification value was $7 million. Additionally, CNH Industrial had 394 accounts with a balance of $26 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended September 30, 2021 and 2020.
As of September 30, 2021 and 2020, CNH Industrial had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $79 million and $96 million, respectively, and the post-modification value was $72 million and $89 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2021 and 2020.
As of September 30, 2021 and 2020, CNH Industrial’s wholesale TDRs were immaterial.

Transfers of financial receivables
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 22 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.
At September 30, 2021 and December 31, 2020, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At September 30, 2021	At December 31, 2020
Restricted receivables:
Retail financing and finance lease receivables	6,646	6,224
Wholesale receivables	5,205	7,011
Total restricted receivables	11,851	13,235
CNH Industrial has discounted receivables and bills without recourse having due dates beyond September 30, 2021 amounting to $157 million ($351 million at December 31, 2020, with due dates beyond that date), which refer to trade receivables and other receivables for $151 million ($337 million at December 31, 2020), and receivables from financing activities for $6 million ($14 million at December 31, 2020).
Interim Condensed Consolidated Financial Statements at September 30, 2021 52

17.    Derivative assets and Derivative liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
With regard to hedge accounting, CNH Industrial continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered highly likely to occur.

Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and
▪changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $-81 million for foreign exchange contracts in the nine months ended September 30, 2021. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $-33 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $8.3 billion at September 30, 2021 and $6.3 billion at December 31, 2020.

Interim Condensed Consolidated Financial Statements at September 30, 2021 53

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months are insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and
▪differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and its amount was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $-2 million for interest rate derivatives in the nine months ended September 30, 2021.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2021 and December 31, 2020 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $7.3 billion and $6.3 billion at September 30, 2021 and December 31, 2020, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At September 30, 2021, the notional amount of hedging instruments that could be affected by the reform of benchmark interest rates is $1,230 million ($1,194 million at December 31, 2020).
Interim Condensed Consolidated Financial Statements at September 30, 2021 54

Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives recognized in other comprehensive income and profit or loss during the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	(5)	(5)	(28)	37
Gains/(losses) on hedged items - Financial income/(expenses)	5	5	28	(37)

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	40	40	(22)	106
Interest rate derivatives	8	8	33	(11)

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives - Net revenues	1	(4)	(2)	(5)
Foreign exchange derivatives - Cost of sales	(9)	13	18	(7)
Foreign exchange derivatives - Financial income/(expenses)	1	1	(6)	11
Interest rate derivatives - Cost of sales	1	(2)	(2)	(4)

Not designated as hedges
Foreign exchange derivatives - Financial income/(expenses)	35	6	(40)	160
The fair values of CNH Industrial’s derivatives as of September 30, 2021 and December 31, 2020 in the condensed consolidated statement of financial position are recorded as follows:

	At September 30, 2021		At December 31, 2020
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	38	2	68	(1)
Total Fair value hedges	38	2	68	(1)

Cash flow hedges:
Foreign exchange derivatives	9	15	67	(62)
Interest rate derivatives	20	21	9	(45)
Total Cash flow hedges	29	36	76	(107)
Total Derivatives designated as hedging instruments	67	38	144	(108)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	82	85	16	(31)
Interest rate derivatives	10	8	—	—
Total Derivatives not designated as hedging instruments	92	93	16	(31)
Derivative assets/(liabilities)	159	131	160	(139)
Interim Condensed Consolidated Financial Statements at September 30, 2021 55

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency-based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
18.    Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At September 30, 2021, this item included $765 million ($844 million at December 31, 2020) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.
At September 30, 2021, this item also included $691 million ($1,272 million at December 31, 2020) of money market securities and other cash equivalents.
19.    Assets held for sale
Assets held for sale at September 30, 2021 and December 31, 2020 primarily included buildings.
20.    Equity
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of September 30, 2021, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,354,294,867 common shares outstanding, net of 10,105,329 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,239,479 special voting shares outstanding, net of 25,234,797 special voting shares held in treasury by the Company as described in the following section), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., see Note 21 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2020.

Treasury shares
As of September 30, 2021, the Company held 10.1 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $101.2 million.
In order to maintain the necessary operating flexibility over an adequate time period, on April 15, 2021, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 14, 2022). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Director. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
Capital reserves
At September 30, 2021 capital reserves, amounting to $3,258 million ($3,220 million at December 31, 2020), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.

Interim Condensed Consolidated Financial Statements at September 30, 2021 56

Earnings reserves
Earnings reserves, amounting to $7,445 million at September 30, 2021 ($6,211 million at December 31, 2020), mainly consist of retained earnings and profits attributable to the owners of the parent.
On April 15, 2021, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.11 per common share, as recommended on March 3, 2021 by the Board of Directors. The cash dividend was declared in euro and paid on May 5, 2021 for a total amount of $178 million (€149 million).

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	10	—	8	(2)
Net change in fair value of equity investments measured at fair value through other comprehensive income(1)	(190)	(1,207)	(118)	276
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	(180)	(1,207)	(110)	274

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	48	48	11	95
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	6	(8)	(8)	5
Gains/(losses) on cash flow hedging instruments	54	40	3	100

Exchange gains/(losses) on translating foreign operations arising during the period	(64)	(175)	100	(694)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	(13)	—	(13)	—
Exchange gains/(losses) on translating foreign operations	(77)	(175)	87	(694)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(13)	12	(36)	(4)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method reclassified to profit or loss	(32)	—	(32)	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(45)	12	(68)	(4)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(68)	(123)	22	(598)
Tax effect (C)	(2)	4	(3)	(23)
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(250)	(1,326)	(91)	(347)
(1) In the three and nine months ended September 30, 2021 and 2020, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 13 for additional information on this investment.

Interim Condensed Consolidated Financial Statements at September 30, 2021 57

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,						Nine months ended September 30,
	2021			2020			2021			2020
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	10	(4)	6	—	—	—	8	(2)	6	(2)	(7)	(9)
Net change in fair value of equity investments measured at fair value through other comprehensive income(1)	(190)	3	(187)	(1,207)	15	(1,192)	(118)	2	(116)	276	(4)	272
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	(180)	(1)	(181)	(1,207)	15	(1,192)	(110)	—	(110)	274	(11)	263

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	54	(1)	53	40	(11)	29	3	(3)	—	100	(12)	88
Exchange gains/(losses) on translating foreign operations	(77)	—	(77)	(175)	—	(175)	87	—	87	(694)	—	(694)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(45)	—	(45)	12	—	12	(68)	—	(68)	(4)	—	(4)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(68)	(1)	(69)	(123)	(11)	(134)	22	(3)	19	(598)	(12)	(610)
Total Other comprehensive income/(loss)	(248)	(2)	(250)	(1,330)	4	(1,326)	(88)	(3)	(91)	(324)	(23)	(347)
(1) In the three and nine months ended September 30, 2021 and 2020, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 13 for additional information on this investment.
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $16 million and $46 million for the three and nine months ended September 30, 2021, respectively ($3 million and $12 million in the three and nine months ended September 30, 2020, respectively).

Interim Condensed Consolidated Financial Statements at September 30, 2021 58

21. Provisions
A summary of Provisions at September 30, 2021 and December 31, 2020 is as follows:

($ million)	At September 30, 2021		At December 31, 2020
Employee benefits		1,746		1,864
Other provisions:
Warranty and technical assistance provision	1,003		995
Restructuring provision	73		78
Investment provision	6		15
Other risks	2,491		2,287
Total Other provisions		3,573		3,375
Total Provisions		5,319		5,239
Provisions for Employee benefits include provisions for healthcare plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include primarily provisions for contractual and commercial risks and disputes.
Employee benefits
The following tables summarize the components of net benefit cost of CNH Industrial’s post-employment benefits for the three and nine months ended September 30, 2021 and 2020:

	Pension plans		Healthcare plans		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
($ million)	2021	2020	2021	2020	2021	2020
Service cost:
Current service cost	5	5	1	1	3	2
Past service cost and (gains)/losses from curtailments and settlements	—	—	(30)	—	—	—
Total Service cost	5	5	(29)	1	3	2
Net interest expense	1	2	1	2	—	1
Other costs (income)	1	2	—	—	—	—
Net benefit cost/(income) recognized to profit or loss	7	9	(28)	3	3	3

	Pension plans		Healthcare plans		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
($ million)	2021	2020	2021	2020	2021	2020
Service cost:
Current service cost	15	15	3	3	9	6
Past service cost and (gains)/losses from curtailments and settlements	—	—	(30)	—	—	—
Total Service cost	15	15	(27)	3	9	6
Net interest expense	3	6	3	6	—	1
Other costs (income)	3	6	—	—	—	—
Net benefit cost/(income) recognized to profit or loss	21	27	(24)	9	9	7

Interim Condensed Consolidated Financial Statements at September 30, 2021 59

22. Debt
An analysis of debt by nature is as follows:

($ million)	At September 30, 2021		At December 31, 2020
Asset-backed financing		10,724		11,923
Other debt:
Bonds	9,032		9,675
Borrowings from banks	2,652		3,381
Payables represented by securities	1,089		824
Lease liabilities	408		453
Other	328		362
Total Other debt		13,509		14,695
Total Debt		24,233		26,618

Total Debt was $24,233 million at September 30, 2021, a decrease of $2,385 million compared to December 31, 2020. Excluding the positive impact of exchange translation differences ($849 million of decrease in Debt), Debt decreased by $1,536 million due to bond debt repayment of $1.3 billion (including $0.4 billion of notes repurchase) and net other debt repayment of $1.3 billion, partially offset by $1.0 billion in new Capital bonds issuance as described in the following.
During the nine months ended September 30, 2021, $106 million for the principal portion of Lease liabilities and $9 million for interest expenses related to lease liabilities were paid, respectively ($97 million and $9 million, respectively, were paid during the nine months ended September 30, 2020).
The following table sets out a maturity analysis of Lease liabilities at September 30, 2021 and December 31, 2020:

($ million)	At September 30, 2021	At December 31, 2020
Less than one year	123	133
One to two years	87	98
Two to three years	63	69
Three to four years	49	51
Four to five years	30	39
More than five years	96	108
Total undiscounted lease payments	448	498
Less: Interest	(40)	(45)
Total Lease liabilities	408	453
At September 30, 2021, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.2 years and 3.0%, respectively (6.6 years and 3.0%, respectively, at December 31, 2020).
In March 2021, CNH Industrial Finance Europe S.A. repurchased all its outstanding notes due May 23, 2022, equaling €316 million (approximately $371 million) through the exercise of a make whole option.
In May 2021, CNH Industrial Capital LLC issued $600 million in aggregate principal amount of 1.450% notes due 2026, with an issue price of 99.208%.
In July 2021, CNH Industrial Capital Australia Pty. Limited issued AUD200 million of 1.75% notes due in 2024 at an issue price of 99.863% of their principal amount.
In September 2021, CNH Industrial Capital Australia Pty. Limited issued AUD50 million of 1.75% notes due in 2024 at an issue price of 101.069% of their principal amount.
In September 2021, CNH Industrial Capital Canada Ltd. issued as private placement CAD$300 million in aggregate principal amount of 1.50% notes due 2024, with an issue price of 99.936%.

Interim Condensed Consolidated Financial Statements at September 30, 2021 60

The following table shows the summary of the Group’s issued bonds outstanding at September 30, 2021:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	87
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	427
CNH Industrial Finance Europe S.A.(1)	EUR	750	0.000%	April 1, 2024	868
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	752
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	116
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	579
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	695
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	58
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	579
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.2%	July 15, 2039	58
Total Euro Medium Term Notes					4,219
Other Bonds
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	600	1.95%	July 2, 2023	600
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial Capital LLC	USD	600	1.450%	July 15, 2026	600
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
CNH Industrial Capital Australia Pty Limited	AUD	175	2.1%	December 12, 2022	126
CNH Industrial Capital Australia Pty. Limited	AUD	200	1.75%	July 8, 2024	144
CNH Industrial Capital Australia Pty. Limited	AUD	50	1.75%	July 8, 2024	36
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital Canada Ltd.	CAD$	300	1.500%	October 1, 2024	235
Total Other bonds					4,772
Hedging effect and amortized cost valuation					41
Total Bonds					9,032
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 24 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2020.
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $103 million outstanding at September 30, 2021 ($112 million at December 31, 2020).
Interim Condensed Consolidated Financial Statements at September 30, 2021 61

In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.3 billion at September 30, 2021 ($6.1 billion at December 31, 2020). Total committed secured facilities expiring after twelve months amounted to approximately $2.7 billion at September 30, 2021 ($3.9 billion at December 31, 2020), of which $0.4 billion was available at September 30, 2021 ($0.2 billion at December 31, 2020).
23.    Trade payables
Trade payables were $6,270 million at September 30, 2021 and decreased by $85 million from the amount at December 31, 2020.
24.    Other current liabilities
At September 30, 2021, Other current liabilities mainly included $1,149 million of amounts payable to customers relating to repurchase price on buy-back agreements ($1,355 million at December 31, 2020), and $1,387 million of contract liabilities ($1,381 million at December 31, 2020), of which $705 million for future rents related to buy-back agreements ($740 million at December 31, 2020). Other current liabilities also included accrued expenses and deferred income of $579 million ($561 million at December 31, 2020). At September 30, 2021, this item also included the amount of $157 million of dividends already approved to be paid by SAIC Fiat Powertrain Hongyan Co. Ltd. to its minority shareholders.
25.    Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Interim Condensed Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. Most of these claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.

Interim Condensed Consolidated Financial Statements at September 30, 2021 62

FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of CNH Industrial, installed in certain Ducato (a vehicle distributed by the Stellantis group) and Iveco Daily vehicles. CNH Industrial immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof CNH Industrial has no evidence of any wrongdoing, CNH Industrial cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $495 million and $615 million at September 30, 2021 and December 31, 2020, respectively.
26.    Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Interim Condensed Consolidated Financial Statements at September 30, 2021 63

With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT more fully reflects Industrial Activities segments' inherent profitability. Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income (loss) before: Income taxes, Financial Services' results, Industrial Activities' interest expenses, (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.
The following table summarizes Adjusted EBIT of Industrial Activities under U.S. GAAP by reportable segment:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Agriculture	415	274	1,396	501
Construction	21	(24)	70	(194)
Commercial and Specialty Vehicles	51	(7)	227	(219)
Powertrain	44	60	233	123
Unallocated items, eliminations and other	(62)	(65)	(213)	(179)
Adjusted EBIT of Industrial Activities under U.S. GAAP	469	238	1,713	32
A reconciliation from Adjusted EBIT of Industrial Activities under U.S. GAAP to CNH Industrial's consolidated Profit/(loss) before taxes under EU-IFRS for the three and nine months ended September 30, 2021 and 2020 is provided below:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Adjusted EBIT of Industrial Activities under U.S. GAAP	469	238	1,713	32
Adjustments/reclassifications to convert from Adjusted EBIT of Industrial Activities under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(67)	(89)	(209)	(218)
Development costs	(18)	(42)	(27)	(173)
Other adjustments(1)	143	98	355	(846)
Total adjustments/reclassifications	58	(33)	119	(1,237)
Profit/(loss) before taxes under EU-IFRS	527	205	1,832	(1,205)
(1) Primarily includes Financial Services results before taxes under IFRS and the accounting impact of the measurement at fair value through profit or loss under U.S. GAAP of the investment in Nikola Corporation (see Note 13 for additional information on this investment).

Net income of Financial Services prepared under U.S. GAAP for the three and nine months ended September 30, 2021 and 2020 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Net income of Financial Services under U.S. GAAP (A)	118	56	308	189
Eliminations and other (B)(*)	211	(988)	1,145	(814)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (C) = (A) + (B)	329	(932)	1,453	(625)
Adjustments to conform to EU-IFRS (D)(**)	121	1,104	(24)	(497)
Income tax (expense) benefit under EU-IFRS (E)	(77)	(33)	(403)	83
Profit/(loss) before taxes under EU-IFRS (F) = (C) + (D) - (E)	527	205	1,832	(1,205)
(*)    Includes Net income of Industrial Activities under U.S. GAAP
(**)    Details about this item are provided in Note 30 “EU-IFRS to U.S. GAAP reconciliation”.
There are no segment assets reported to the CODM for assessing performance and allocating resources. Additional reportable segment information under U.S. GAAP is provided as follows.
Interim Condensed Consolidated Financial Statements at September 30, 2021 64

Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three and nine months ended September 30, 2021 and 2020, are provided below:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2021	2020	2021	2020
Agriculture	3,563	2,713	10,571	7,498
Construction	773	576	2,237	1,418
Commercial and Specialty Vehicles	2,879	2,371	8,904	6,131
Powertrain	953	909	3,474	2,425
Eliminations and other	(631)	(462)	(2,116)	(1,222)
Net sales of Industrial Activities	7,537	6,107	23,070	16,250
Financial Services	450	408	1,337	1,338
Eliminations and other	(15)	(23)	(51)	(57)
Total Revenues under U.S. GAAP	7,972	6,492	24,356	17,531
Difference(*)	16	(10)	14	(37)
Total Net Revenues under EU-IFRS	7,988	6,482	24,370	17,494
(*) Primarily different classification of interest income of Industrial Activities
27.    Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:
▪Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
▪Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
▪Level 3 — Unobservable inputs for the asset or liability.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at September 30, 2021 and December 31, 2020:

		At September 30, 2021				At December 31, 2020
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments measured at fair value through other comprehensive income	(13)	274	—	—	274	392	—	—	392
Other investments	(13)	—	—	44	44	—	—	15	15
Derivative assets	(17)	—	159	—	159	—	160	—	160
Money market securities	(18)	468	—	—	468	1,023	—	—	1,023
Total Assets		742	159	44	945	1,415	160	15	1,590
Derivative liabilities	(17)	—	(131)	—	(131)	—	(139)	—	(139)
Total Liabilities		—	(131)	—	(131)	—	(139)	—	(139)

Interim Condensed Consolidated Financial Statements at September 30, 2021 65

The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 of fair value in the nine months ended September 30, 2021 and 2020:

($ million)	Nine months ended September 30, 2021	Nine months ended September 30, 2020
At January 1	15	108
Acquisitions/(disposals)	19	142
Gains/(Losses) recognized in Other comprehensive income/(loss)	—	276
Transfer from Level 3 to Level 1	—	(526)
Other changes	10	—
At September 30	44	—

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 17 “Derivative assets and Derivative liabilities”.

Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at September 30, 2021 and December 31, 2020 are as follows:

		At September 30, 2021
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(16)	—	—	9,468	9,468	9,266
Dealer financing	(16)	—	—	8,387	8,387	8,392
Finance leases	(16)	—	—	289	289	287
Other receivables from financing activities	(16)	—	—	79	79	79
Total Receivables from financing activities		—	—	18,223	18,223	18,024
Asset-backed financing	(22)	—	10,676	—	10,676	10,724
Bonds	(22)	5,670	3,774	—	9,444	9,032
Borrowings from banks	(22)	—	2,628	—	2,628	2,652
Payables represented by securities	(22)	—	1,093	—	1,093	1,089
Lease liabilities	(22)	—	—	408	408	408
Other debt	(22)	—	328	—	328	328
Total Debt		5,670	18,499	408	24,577	24,233

		At December 31, 2020
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(16)	—	—	9,232	9,232	9,050
Dealer financing	(16)	—	—	9,114	9,114	9,129
Finance leases	(16)	—	—	307	307	277
Other receivables from financing activities	(16)	—	—	73	73	73
Total Receivables from financing activities		—	—	18,726	18,726	18,529
Asset-backed financing	(22)	—	11,928	—	11,928	11,923
Bonds	(22)	6,839	3,340	—	10,179	9,675
Borrowings from banks	(22)	—	3,334	—	3,334	3,381
Payables represented by securities	(22)	—	827	—	827	824
Lease liabilities	(22)	—	—	453	453	453
Other debt	(22)	—	362	—	362	362
Total Debt		6,839	19,791	453	27,083	26,618

Interim Condensed Consolidated Financial Statements at September 30, 2021 66

Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. The fair value of these bonds has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current receivables and financial assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

28. Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons capable of exercising control, joint control or significant influence over the Group. As of September 30, 2021 and December 31, 2020, related parties included CNH Industrial N.V.’s parent company EXOR N.V. and the companies that EXOR N.V. and its subsidiaries and affiliates including Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates ("Stellantis"), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families were also considered related parties.
As of September 30, 2021, based on public information available and in reference to Company's files, EXOR N.V. held 41.7% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2021.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company. As of September 30, 2021 and December 31, 2020, among other things, EXOR N.V. managed a portfolio that includes investments in Stellantis. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2021 and 2020.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“Stellantis MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the Stellantis MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the Stellantis MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During the nine months ended September 30, 2021 and 2020, Stellantis subsidiaries provided CNH Industrial with
Interim Condensed Consolidated Financial Statements at September 30, 2021 67

administrative services such as accounting, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the Stellantis MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sold engines and light commercial vehicles to and purchased engine blocks and other components from Stellantis subsidiaries. Furthermore, CNH Industrial and Stellantis engage in other minor transactions in the ordinary course of business.
These transactions with Stellantis are reflected in these Interim Condensed Consolidated Financial Statements as follows:

	Nine months ended September 30,
($ million)	2021	2020
Net revenues	412	398
Cost of sales	228	146
Selling, general and administrative costs	99	89

($ million)	At September 30, 2021	At December 31, 2020
Trade receivables	5	8
Trade payables	68	85

Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in these Interim Condensed Consolidated Financial Statements as follows:

	Nine months ended September 30,
($ million)	2021	2020
Net revenues	734	579
Cost of sales	349	239

($ million)	At September 30, 2021	At December 31, 2020
Trade receivables	—	154
Trade payables	48	61
At September 30, 2021 and December 31, 2020, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $191 million and $259 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the nine months ended September 30, 2021, revenues from associates totaled $177 million ($123 million in the comparable period of 2020) and cost of sales from associates totaled $15 million ($9 million in the comparable period of 2020). At September 30, 2021, receivables from associates amounted to $13 million ($15 million at December 31, 2020). Trade payables to associates amounted to $18 million at September 30, 2021 ($36 million at December 31, 2020). At September 30, 2021, CNH Industrial had provided guarantees on commitments of its associates for an amount of $292 million related to CNH Industrial Capital Europe S.a.S. ($323 million at December 31, 2020).
Transactions with unconsolidated subsidiaries
In the nine months ended September 30, 2021 and 2020, there were no material transactions with unconsolidated subsidiaries.

Interim Condensed Consolidated Financial Statements at September 30, 2021 68

Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $10 million and $3 million in the nine months ended September 30, 2021 and 2020, respectively.
The aggregate expense incurred in the nine months ended September 30, 2021 and 2020 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $29 million and $12 million, respectively. These amounts included the notional compensation cost for share-based payments.
29.    Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine months ended September 30, 2021		At December 31, 2020	Nine months ended September 30, 2020
	Average	At September 30		Average	At September 30
Euro	0.836	0.864	0.815	0.889	0.854
Pound sterling	0.722	0.743	0.733	0.787	0.779
Swiss franc	0.912	0.935	0.880	0.949	0.923
Polish zloty	3.801	3.990	3.716	3.931	3.883
Brazilian real	5.330	5.409	5.194	5.075	5.663
Canadian dollar	1.251	1.274	1.274	1.353	1.339
Argentine peso(1)	98.750	98.750	83.973	76.170	76.170
Turkish lira	8.118	8.894	7.427	6.755	7.772
(1)    From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

30.    EU-IFRS to U.S. GAAP reconciliation
These Interim Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with EU-IFRS for European listing purposes and for Dutch law requirements and in accordance with U.S. GAAP for SEC reporting purposes.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:
Reconciliation of Profit

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2021	2020	2021	2020
Profit/(loss) in accordance with EU-IFRS		450	172	1,429	(1,122)
Adjustments to conform to U.S. GAAP:
Development costs	(a)	18	42	27	173
Nikola investment fair value adjustment	(b)	(190)	(1,207)	(118)	268
Other adjustments(1)	(c)	53	13	136	61
Tax impact on adjustments and other income tax differences	(d)	(2)	48	(21)	(5)
Total adjustments		(121)	(1,104)	24	497
Net income (loss) in accordance with U.S. GAAP		329	(932)	1,453	(625)
(1)    This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.
Interim Condensed Consolidated Financial Statements at September 30, 2021 69

Reconciliation of Total Equity

($ million)	Note	At September 30, 2021	At December 31, 2020
Total Equity in accordance with EU-IFRS		7,849	6,735
Adjustments to conform to U.S. GAAP:
Development costs	(a)	(2,068)	(2,193)
Other adjustments	(c)	25	(34)
Tax impact on adjustments and other income tax differences	(d)	439	481
Total adjustments		(1,604)	(1,746)
Total Equity in accordance with U.S. GAAP		6,245	4,989

Description of reconciling items
Reconciling items presented in the tables above are described as follows:
(a)Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.
(b) Nikola investment fair value adjustment
Under EU-IFRS, CNH Industrial elected to measure its investment in Nikola Corporation at fair value through other comprehensive income. Under U.S. GAAP, starting from the second quarter of 2020, this investment is measured at fair value through profit or loss (measured at cost before that period). Any fair value remeasurement gain or loss is therefore recorded in other comprehensive income under EU-IFRS and in profit or loss under US GAAP. Refer to Note 13 for a detailed description of this investment and the remeasurement adjustment recognized under EU-IFRS.
(c)    Other adjustments
It mainly includes the following items:
▪Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.
▪Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

Interim Condensed Consolidated Financial Statements at September 30, 2021 70

▪Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.
(d)     Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting for deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2020. This policy is similar to U.S. GAAP, which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pre-tax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pre-tax book losses higher than those recorded for EU-IFRS purposes.
31.    Subsequent events
CNH Industrial has evaluated subsequent events through November 10, 2021, which is the date the condensed consolidated financial statements were authorized for issuance. No significant events have occurred.

Interim Condensed Consolidated Financial Statements at September 30, 2021 71